SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 24, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Press Release: Tele2 has agreed with Kazakhtelecom on the terms of its exit from Kazakhstan, dated May 23, 2019
●	Tele2 Kazakhstan Exit Report on Ethics and Compliance

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-05-23

PRESS RELEASE

Tele2 has agreed with Kazakhtelecom on the terms of its exit from Kazakhstan

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) has agreed with Kazakhtelecom on the price for its equity share in the joint venture between Tele2 and Kazakhtelecom (“the JV”). The net proceeds to Tele2, after deducting the existing earn-out liability, will be USD 169 million (approximately SEK 1.6 billion). In addition Tele2 will receive full repayment of its shareholder loan amounting to KZT 80 billion (approximately SEK 2.1 billion). The transaction is expected to close at the end of June.

– Tele2 has built a successful business in Kazakhstan and rolled out a national network for high-quality voice and data. The JV has dramatically increased its customer base, revenue, market share and profitability. Mobile data consumption per customer has doubled since the creation of the JV and is more than a hundred times higher today compared to when Tele2 entered the country. Tele2 has enabled a more connected life and I am proud of the legacy we leave behind in Kazakhstan”, says Anders Nilsson, President and CEO, Tele2.

Key financials
On 28 December 2018, Tele2 gave its notice to exercise put option in the JV, in which Tele2 owns 49 percent of the economic interest and 51 percent of the votes. The new agreement values the JV at an enterprise value of USD 800 million, corresponding to a multiple of 7.3 times its underlying EBITDA 2018. Rothschild&Co acted as lead financial advisor and Goldman Sachs International provided additional financial advice to Tele2.

The net proceeds to Tele2, after deducting the earn-out liability to Kauz, the legal successor and parent company of AsiaNet, will be USD 169 million (approximately SEK 1.6 billion). Tele2 will also receive full repayment of its shareholder loan, amounting to KZT 80 billion (approximately SEK 2.1 billion). The transaction is expected to close at the end of June.

The expected financial consideration to Tele2 will reflect a fully diluted economic equity interest of 31 percent, taking into account Kauz’s 18 percent earn-out, as previously communicated.

Extraordinary shareholder remuneration
As previously announced, Tele2’s Board of Directors intends to remunerate shareholders with the net proceeds received from the sales of assets in Kazakhstan and the Netherlands while maintaining the financial leverage target range of 2.5-3.0x. The form and timing of distribution of the proceeds will be announced at a later date.

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-05-23

Exit report on ethics and compliance
Tele2 is committed to doing business ethically and compliant, and to providing transparency in its sustainability efforts. As such, Tele2 has issued reports on its compliance efforts in Kazakhstan annually since entering the country. Today Tele2 publishes the report “Tele2 Kazakhstan – Exit Report on Ethics and Compliance”, which covers all these efforts during the time of the JV in one comprehensive report. The report is available at the Policies and Reports page under the Sustainability section of www.tele2.com.

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

Tele2 Kazakhstan

Exit Report on Ethics and Compliance

Executive Summary
Tele2 AB (Tele2) is committed to doing business ethically and compliant, and to providing transparency in our sustainability1 efforts. Following the sale of our share in the Tele2 Kazakhstan (Tele2 KZ) joint venture and exit from the Kazakhstan market, we believe it is important to inform our stakeholders once more about our work on sustainability in Kazakhstan. Therefore, we have created this Exit Report. The scope of this report is from the start of the current joint venture until the agreement for the sale of the operation.

When the decision to enter into a joint venture with Kazakhtelecom JSC (Kazakhtelecom) was taken in 2015, Tele2 took measures to further ensure that Tele2 Kazakhstan would adhere to the Tele2 values enshrined in our Code of Conduct that had been implemented when Tele2 entered the Kazakhstan market in 2010.

Those measures started by understanding the risks. Tele2 has made itself well aware of the risks relating to corruption and unethical behaviour associated with Kazakhstan as well as the risks associated with operating in a sector that is highly regulated and with large local investments. Based on the risk identification and assessment, we implemented measures to manage and mitigate those risks.

Policies and training
As a first measure of active prevention, Tele2’s Code of Conduct takes a central role within the framework of policies that promote doing business ethically and maintaining a culture of compliance. As is the requirement throughout Tele2, all new Tele2 KZ employees must read and sign the Tele2 Code of Conduct. In addition, employees are obliged to take an online video training and re-sign the Code of Conduct every year. During the drafting of this report, some issues with the system for re-reading and re-signing the Code of Conduct were identified and are now being addressed.

The safeguards in the Code of Conduct are extended along the value chain as well. During Tele2’s time in Kazakhstan, of the 110 Kazakhstan businesses that qualified to sign Tele2’s Business Partner Code of Conduct, 101 had signed the Code by the end of 2018 and the remaining businesses were granted exemptions based on pre-determined criteria and escalation processes. Tele2 KZ has also developed an electronic program for tracking the signing of the Business Partner Code of Conduct for businesses outside a tender process.

To create a good understanding of anti-corruption, right to privacy and whistleblowing, a face-to-face Ethics and Compliance training module — later supplemented with an online training — was developed specifically for Tele2 KZ employees and third-party staff. By 1 April 2019, 98.7 percent of all Tele2 KZ staff and 95 percent of third-party retail and call centre staff had taken the training.

Whistleblowing has been a key focus for Tele2 KZ. The policy was widely publicized internally and made available externally and all employees received regular communication reminding them of the policy. In Kazakhstan, staff can make whistleblower reports by approaching their managers, the CEO, the Security Department or the Corporate Responsibility Manager, or by using the confidential and anonymous whistleblowing channels provided by the policy.

Compliance culture
However, policies are only meaningful if they are lived. Tele2 was able to promote a culture of compliance in the Tele2 KZ joint venture through the appointment of key roles, including the CEO and all of the executive management except for the CFO. The senior leadership received and executed clear instructions to play an active role in setting a culture of compliance and voicing a strong tone-at-the- top supportive of compliance. Sustainability was further enforced through the appointment of specific corporate responsibility roles within the Tele KZ organization.
____________________
[1]	Within Tele2, we are changing from using corporate responsibility in the past to using sustainability now. While we transition, these terms are used interchangeably.

A powerful culture of compliance in Tele2 KZ was reflected by a survey conducted in 2018 where 92% of the respondents indicated that they “agree” or “strongly agree” that key cultural dimensions relating to compliance were embedded in the company. The same view was expressed through interviews with management and staff conducted in March 2019.

Internal controls
To ensure that the standards set in policies, and upheld by a compliance culture, are effective in avoiding corrupt practices, it is important to have internal controls. At the executive level, a Control and Compliance Committee was established in 2016 comprising the senior leadership of Tele2 KZ as well as key executives of Tele2. Two members of the Tele2 Board of Directors visited Kazakhstan in June 2017 to attend the Control and Compliance Committee meeting. The Control and Compliance Committee identified several areas where further action and investigation was required.

Day-to-day controls and internal audits performed both by Tele2 and Tele2 KZ formed an important part of internal controls system. Audits showed a trend of reduction of high risks and reduced overdue actions, confirming the commitment of local management to address and mitigate risks in an effective manner.

Investigations and sanctions
In companies with effective policies, a general culture of compliance and well-functioning internal audits, reporting channels and other sources lead to information that needs to be investigated. Tele2 undertakes investigations into allegations of wrongdoing. In 2016 and 2017, none of the investigations concluded any fraud or conflict of interest had taken place. In 2018, two cases of fraud or conflict of interest were confirmed and were mentioned in the 2018 Sustainability Report. On average, two minor cases per month and one major case every two months are notified that subsequently lead to investigations by the Tele2 KZ Security Department.

Of all cases investigated, twelve reports followed from reports on Tele2 KZ made through the whistleblower channel. In five cases this led to disciplinary and other action by Tele2 KZ, including dismissals for cause. Of those five cases, one case concerned conflict of interest and one concerned fraud, both instances committed against Tele2 KZ. The other cases concerned wrongdoing unrelated to corruption.

Tele2’s Code of Conduct provides for sanctions up to and including dismissal where the Code is breached. Since Tele2 entered the Kazakhstan market, approximately 80% of all investigated cases led to sanctions. This included the dismissal for misconduct of one direct report to the Tele2 KZ CEO and five other senior managers within Tele2 KZ.

In November 2016 and October 2018, changes in the ownership structure of Kazakhtelecom led to ex- officio investigations by Tele2 and external partners. In the first case, the conclusion was that the transaction was made at a fair market value and was publicly disclosed and, in the second, that the ultimate beneficial owner was confirmed.

Privacy and integrity
Tele2 KZ has worked hard to protect the personal data of its customers and its employees. In complying with Kazakhstan law, Tele2 has in particular sought to engage the government and authorities on issues relating to data and privacy, including stating its opposition to a proposed law on registering IMEI numbers and seeking information from the Public Prosecutor on the use of the SORM system in

Kazakhstan for legal intercepts. We have been required by local law to comply with requests to shutdown networks. When confronted with this, we engaged with the government and we have a robust process to assess and deal with such requests.

Further information on our commitment to corporate responsibility in Kazakhstan is available on Tele2.com in the Tele2 Annual Reports, the Tele2 Sustainability Reports, the Corporate Governance Reports and the Annual Status Update Reports on our business in Kazakhstan.

Contents

Executive Summary	2

Policies and training	2
Compliance culture	2
Internal controls	3
Investigations and sanctions	3
Privacy and integrity	3

Introduction	7

Development of this report	7
Transparency of non-financial information	8
Best practice approach for anti-bribery and corruption	9

Risk Assessment	9
Policies and Internal Legal Framework	10
Communication and Training	10
Leadership	10
Third Party Risk Management	10
Internal Controls	10
Reporting Mechanism	10
Responding to Misconduct	10
Disciplinary Measures and Incentives	11
Review and Internal Audit Activities	11

Background to Tele2’s operations in Kazakhstan	12

Entry into the Kazakh market	12
Continuing in the next joint venture	13
Exiting Kazakhstan	14
Other considerations	16

Payments to Politically Exposed Persons	16
Spectrum acquisition	16

Doing Ethical Business in Kazakhstan	18

Risk Assessment	18

Geographical risks	18
Sectoral risks	19
Interaction with public entities	20
Interaction with third parties	21

Policies	21

The Code of Conduct	21
The Business Partner Code of Conduct	23
The Anti-Corruption Policy	24
The Whistleblowing Policy	25
Hands-on guidance	25
The Purchasing Policy	26

Communication and Training	26

Code of Conduct signing and training	26
Employee training for Tele2 KZ	27

Leadership, governance and culture	28

Tone at the top	28
Dedicated CR Manager	29
Compliance culture	29

Internal Controls	31

Tele2’s internal audit process	32
Internal audit in Kazakhstan by Tele2	33
Internal audit by Tele2 KZ	33
Key figures on internal audits performed	34
Control and Compliance Committee	34

Reporting Channels	36
Investigations	36

Ex officio investigations	40

Sanctions	40

Privacy, Data Protection and Integrity in Kazakhstan	41

Processing and protecting of personal data	41
SORM and data retention	41
Network shutdown	42

Annex I – Benchmark on Anti-Corruption based on Transparency International's Reporting on Anti-Corruption Programmes	44
Annex II – Internal Audits Performed	47

Introduction
On 28 December 2018, Tele2 AB (Tele2) announced that it had exercised its put option to sell its stake in the joint venture2 operating Tele2 KZ.3 This means that after the transaction has been completed, Tele2 will no longer have any presence in Kazakhstan.

Tele2 has been operating in the Kazakh market since 2010. During our presence, we have held our commitment to operating a responsible business, as we do in all countries where we are present. However, it was clear that important aspects of sustainability do not come as naturally in Kazakhstan as they do in the other countries where we operate. This is especially true in the area of ethics and compliance, and in the area of privacy, data protection and integrity4. Hence, there are inherent risks to operating in the region.

To mitigate these risks, we applied specific measures to the Kazakh operation. Some of these measures are common to all Tele2 operations, others were specifically put in place to mitigate issues exclusive to Tele2 KZ. We have regularly reported on these measures and their results over the years.5

Now that the exit of Tele2 is imminent, we believe it is important to again inform our stakeholders about key aspects of our work with sustainability in Kazakhstan. Our purpose is to provide transparency about our performance in relation to sustainability in the Kazakh market, as well as on relevant aspects of the transaction leading to our exit.

Information on how we are transparent is provided in the section ‘Transparency of non-financial information’. The section ‘Background to Tele2’s operations in Kazakhstan’ contains the history of Tele2’s presence in Kazakhstan, while the identified risks and measures taken to promote ethical business conduct in Kazakhstan are outlined in the ‘Doing Ethical Business in Kazakhstan’ section.

As data protection and privacy have been a particular focus for Tele2 Kazakhstan, the final section of this report, ‘Privacy, Data Protection and Integrity in Kazakhstan’, deals specifically with these issues.

The scope of this report is mainly limited to the time period since the current joint venture was formed until the signing of the agreement. Tele2 has provided similar information about its previous operations in Kazakhstan at different times. (See: Background to Tele2’s operations in Kazakhstan.)

Development of this report
This report was drafted internally by the Head of Compliance, under the supervision of the Tele2 General Counsel and the Executive Vice President of Communications and Sustainability and was approved by the Audit Committee of the Tele2 Board of Directors.

External advice on the structure and recommended content of the report was provided by Forensic, Risk & Compliance team at the law firm Vinge. However, no verification or assurance of the information contained in this report was performed by Vinge or any other third party as part of the drafting of this report. Some information included in this report is also available in Tele2 Annual Reports and Sustainability Reports, which has been externally examined or assured. It is indicated in those reports which information has received external examination or assurance.

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[2]
The legal entity of the joint-venture is Mobile Telecom-Service LLP (MT-S), which operates the brand names Tele2 and ALTEL. MT-S is owned by Khan Tengri Holding B.V., in which Tele2 Sverige AB (a 100% subsidiary of Tele2 AB) holds 50.52% voting rights, with the remainder being held by Kazakhtelecom JSC.

[3]
The joint venture also offers services under the brand name ALTEL. This report applies to the joint venture as a whole. The report refers to the joint-venture as Tele2 KZ to promote readability and to emphasize relation between Tele2 AB and the joint-venture in Kazakhstan.

[4]	With integrity we mean that a person’s private life is uncompromised, not to be confused with integrity in the sense of moral principles
[5]	See: Transparency of non-financial information.

The timeframe for this report has been set from the time the transaction establishing the joint venture between Tele2 and Altel was closed, up to and including the sale of the stake in that joint venture by Tele2 to Kazakhtelecom. Tele2 has developed, gathered and stored relevant information (such as documents, processes and reports) during this period. This information has been used to draft the report.

To gather additional data and understanding of the Tele2 KZ operation related to the scope of this report, the Head of Compliance carried out a local examination at the Tele2 KZ office in Almaty during March 2019. The Head of Corporate Communications of Tele2 was present during the interviews to satisfy the four-eyes principle. Interviews were conducted with eight key people in the Tele2 KZ operation, representing the following roles within Tele2 KZ:
-	CEO
-	CFO (A.I.)
-	Head of Security
-	Head of Internal Controls
-	Head of Sales
-	Head of Procurement
-	Chief Legal Officer
-	Head of Public Relations

The interviewees were not informed of the topics prior to the interviews. The interviewers conclude that the answers provided by the individual interviewees are largely corroborated by both the answers of other interviewees, as well as by the relevant data retrieved. Despite these conclusions, readers should remain aware that these conclusions in part rely on the perception and experiences of the interviewees, and that such perceptions and experiences are not necessarily objective.

Conclusions from these interviews are presented at a high level throughout the report and are clearly indicated as such. The conclusions from the interviews aim to provide a view of the effectiveness of our policies and processes.

Transparency of non-financial information
Tele2 is committed to make it easy for others to see what work is done on sustainability, which includes ethics and compliance, and what action we take. Therefore, we publish relevant policies, both internally and on Tele2.com, and Tele2 regularly makes material non-financial information available to its stakeholders. For Kazakhstan, relevant information has been made available in the Annual Report, the Sustainability Report, the Corporate Governance Report and the Annual Status Update Reports. This report is also part of our effort to provide full transparency to our stakeholders about our business. All the reports mentioned are available for the relevant years on Tele2.com.

We publish an annual Sustainability Report on Tele2.com, which contains non-financial information for all of Tele2. It has been mandatory to publish this report according to the Swedish Annual Accounts Act since 2017, and we have published sustainability information in some form since 2010. We base our Sustainability Report on the most recent framework published by the Global Reporting Initiative (GRI), the GRI Standards 2016.6

The Sustainability report contains an introduction to our sustainability strategy and achievements, our management approach on the most material aspects of our business and an index which includes or refers to all relevant disclosures. Anti-corruption and privacy and integrity are explicitly included in our management approach.

____________________
[6]	In previous years, from 2013, we used the predecessor GRI G4. See: www.globalreporting.org

The specific disclosure relating to anti-corruption, privacy and integrity are not included in the Sustainability Report, but instead published in the Annual Report. This is because we consider them to be the most material aspects of sustainability which should be communicated more directly to our stakeholders, even those that do not particularly look for sustainability information. Specifically, for ethics and compliance, and privacy and integrity, we include information on:
-	Confirmed incidents of corruption and actions taken;
-	Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices;
-	Non-compliance with environmental laws and regulations;
-	Incidents of non-compliance concerning the health and safety impacts of products and services;
-	Incidents of non-compliance concerning marketing communications;
-	Substantiated complaints concerning breaches of customer privacy and losses of customer data.

The sustainability disclosures included in the Annual Report have undergone external assurance prior to publication.

The Corporate Governance Report provides information in relation to governance topics such as:
-	the main topic of concern of the Tele2 Board of Directors, which includes corruption risks and data privacy;
-
the functioning of the Audit Committee in its primary task of assisting the Board in its supervision and review of the internal and external audit processes, and reviewing and ensuring the quality of the company’s external financial reporting; and

-	the Board’s report on Internal Controls over Financial Reporting, including the control environment, risk assessment, information and communication, control activities and monitoring;

In the Annual Status Update reports, we have annually followed up on the status of key sustainability aspects in the Kazakh operations. The basis for this reporting is an earlier report that was made before we entered in the joint venture.7 That report built a framework of focus areas and tools that were based on extensive due diligence on sustainability aspects. The relevant outcomes present in the Annual Status Update Reports are included in the corresponding sections below.

Best practice approach for anti-bribery and corruption
This report follows a best practice approach to anti-corruption prepared for Tele2 by Vinge.8 Vinge has been requested to provide advice with regard to the best practice approach to anti-corruption compliance measures. The text below, based upon Vinge’s 10-Point Process, should be considered as a general overview and should not be considered as legal advice on any specific matter.

Risk Assessment
Being aware of the risks for corrupt activities in your business operations is the basis for any efficient anti-corruption measures. Corrupt activities include both the receiving and the offering and payment of bribes. Relevant risk factors include geographical location, ownership structure, business sector, the use of third parties and interaction with public officials. Internally, different functions will face different types of risks. In purchasing and procurement, the risks of the receipt of bribes may be greater, whilst the risks of the offering and payment of bribes may be greater amongst sales staff.

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[7]	“Responsible Challenger - Corporate Responsibility in the new Joint Venture between Tele2 and Kazakhtelecom in Kazakhstan” (04/11/2015), available on Tele2.com.
[8]	Advokatfirman Vinge, Stockholm, section Forensic, Risk & Compliance.

Policies and Internal Legal Framework
Based on the identified risks, a company needs to put in place an internal framework of rules, outlining how they require employees to act and what actions are not acceptable. These rules should also apply to third parties, acting on behalf of the company. The policy documents should forbid any type of corrupt practice, in particular bribery, and normally include rules about ethical conduct, the receiving and offering of gifts, entertainment, charitable donations and sponsorships.

Communication and Training
In order to make employees and relevant third parties aware of the internal – as well as relevant external – rules, communication and training is another key component of a company’s anti-corruption effort. The aim must be to ensure that the employees and third parties understand, as appropriate to their respective roles, the bribery risks identified, the contents of the relevant policy documents and where to turn with questions and concerns. They should also be made aware how the company will respond to any breach of the anti-corruption rules and potential personal consequences.

Leadership
Top-level management should, through their actions and communication, demonstrate a commitment to fostering a “culture of compliance”, reinforced and implemented by middle managers and employees at all levels of a business. The rules and procedures and the manner in which managers communicate and act contribute to creating a culture of legal and ethical conduct.

Third Party Risk Management
A first step in third-party risk management is to have a clear understanding of the business rationale for contracting an external party to act on behalf of the company. Based on the identified risks, any potential business relationship with such a party should be subject to a due diligence exercise. In addition, as the company is responsible for any actions taken by such a party on their behalf, the work of the third party should be monitored. The company also needs to verify the actual purpose of any amounts paid to third parties, to ensure that no corrupt payments are concealed in their invoices.

Internal Controls
Once the risks for corrupt practices have been identified, financial and non-financial controls and procedures need to be to be put in place to mitigate these risks. Financial controls may include procedures ensuring proper accounting, verification of the legality of payments, and other controls. Business areas which are likely to be covered by controls and procedures of a non-financial nature would include sales, procurement, human resources, and legal and regulatory activities.

Reporting Mechanism
It is essential that any detected or suspected corrupt activities come to the attention of, and can be dealt with by, the appropriate company unit or external party. Anonymous reports should be considered as receivable and no reporting person should fear retaliation for making a report in good faith regarding a suspicion of misconduct. Retaliatory actions, as well as malicious complaints, should be considered as misconduct and treated accordingly.

Responding to Misconduct
Following a report of misconduct and corrupt practices, the company should ensure that reasonable steps are taken to respond appropriately both to deal with the specific issue and to reduce the risk of the same conduct occurring again. This includes, in an independent and objective manner, establishing the facts of the matter in terms of individual responsibility and what made the potential misconduct possible. It also includes reviewing and, as required, updating, the relevant policies and procedures.

Disciplinary Measures and Incentives
Following an investigation, the company should ensure that any adverse findings against an individual are dealt with objectively and that corrective and disciplinary measures are applied fairly and equally, regardless of rank or any other consideration. Ethical behaviour should be incentivised, for example through personnel evaluations and promotions, rewards for improving and developing a company’s compliance program, as well as rewards for ethics and compliance leadership.

Review and Internal Audit Activities
In order to stay relevant, all anti-corruption measures need to be regularly reviewed and, as necessary, updated. The various components of the anti-corruption compliance programme should be subject to regular internal audit activities.

Background to Tele2’s operations in Kazakhstan
This chapter will provide a chronological overview of Tele2’s presence in the Kazakh market, focussing on the transactions, their structure and rationale, as well as the due diligence performed by Tele2. These aspects have, to a large extent, been covered already in previous reports.9 Therefore, this chapter will include the main points contained in those reports, rather than repeating the reports as a whole. In addition, we provide some information on politically exposed persons and spectrum transactions.

The initial stage of decision making within Tele2 for entering into the transactions regarding Kazakhstan was driven by proposals from the responsible EVP for International Markets. The proposals were then further prepared together with the CEO and CFO of Tele2, in cooperation with the remainder of the leadership team. All proposals for the relevant transactions were submitted to the Board of Directors for decision making and final approval. The Board of Directors gave clear instructions to the Executive Leadership team in terms of the required oversight.10

Entry into the Kazakh market
Tele2 entered the Kazakh market by becoming a majority owner in Mobile Telecom-Service (MT-S). On 14 December 2009, a sales and purchase agreement was entered into between Tele2 and Kazakhtelecom, for a 51% stake in MT-S. The purchase price (USD 76 MLN) was paid and the transfer of the shares was executed on 16 March 2010, thereby establishing Tele2 KZ. The remaining 49% shares were held by AsiaNet Kazakhstan.

The rationale for Tele2 to enter the market was that a business case, prepared by Tele2, indicated a potential for substantial growth. Tele2 was able to acquire its stake in MT-S at a purchase price that was in line with that business case. The price was established based on a valuation process and determined by a public bidding process, coordinated by the Royal Bank of Scotland (RBS).

The seller, Kazakhtelecom, was and is a joint stock company that has been listed on the Kazakhstan Stock Exchange since 1997. The co-owner of the operation at that time, AsiaNet Kazakhstan, was a privately-owned investment company. AsiaNet Kazakhstan had acquired its 49% share in MT-S in 2007 at a price of USD 58.6 MLN.

A previous due diligence exercise had uncovered the following points:
-	In the transfer of MT-S from the previous owner (Torres Group) to Kazakhtelecom, the transactional structure included the transfer of the assets to an individual before the transfer to Kazakhtelecom.
-
AsiaNet Kazakhstan was owned by Aigul Nuriyeva at the time of the sale to Tele2. When AsiaNet Kazakhstan acquired its stake in MT-S, the entity was co-owned by an investment company. A potential link between Aigul Nuriyeva and the Kazakh Prime Minister at the time of the transaction (Karim Massimov) was identified.

Futher due diligence established the following:
-
Kazakhtelecom was asked for, but was unable to provide, documents regarding transfers of participatory interests in MT-S prior to its own participation in MT-S. As a consequence, the factual background around Kazakhtelecom’s initial acquisition of MT-S is largely unknown.

-
Aigul Nuriyeva stated she previously had a working relationship with Karim Massimov when they were colleagues and prior to him entering politics. That working relationship had ended, and they had no ongoing business relations at the time of the transaction.

____________________
[9]
“White paper - Tele2’s operations in Kazakhstan” (17/04/2014), and “Responsible Challenger - Corporate Responsibility in the new Joint Venture between Tele2 and Kazakhtelecom in Kazakhstan” (04/11/2015). These reports are available on Tele2.com.

[10]	See: Leadership, governance and culture.

-
Furthermore, Aigul Nuriyeva signed a declaration that she is the Ultimate Beneficial Owner (UBO) of AsiaNet. An external risk management firm confirmed there are no concrete allegations of corruption relating to Aigul Nuriyeva, nor her business activities. There were no issues identified with the price paid by AsiaNet Kazakhstan for the stake in MT-S, nor the loan that financed that acquisition.

In addition, the due diligence established:
-	There had been no improper payments in connection to the acquisition of the stake in MT-S by Tele2;
-	There had been no side arrangements in connection to that transaction;
-	The purchase price for that transaction represented a fair market value for the acquired shares;
-
Aigul Nuriyeva was considered a politically exposed person. She had indicated that this was due to her board membership of Kazakhtelecom, her ties to a shareholder of Kazakhtelecom and her former marriage to a Kazakh diplomat. This information was verified and confirmed by an independent third party.

The performed due diligence was reported in a whitepaper11 that was published by Tele2 and is available on the Tele2.com website.

Continuing in the next joint venture
In 2015, Tele2 decided to strengthen its position in the Kazakh market. Tele2 Kazakhstan had steadily increased its customer base and market share by assuming the role of a price leader; pushing down customer prices by more than fifty per cent, rolling out new and high-quality mobile networks, and through the unveiling of numerous new points of sale. To strengthen its position, Tele2 bought the remaining shares in the existing joint venture from AsiaNet.

From that position, Tele2 formed a new joint venture between Tele2 KZ and Altel, the mobile operations of Kazakhtelecom. Combining the operations of Tele2 KZ and Altel created a stronger entity through which Tele2 KZ’s customers would gain access to Altel’s 4G network and accelerated network roll-out. In addition, the entity would be able to achieve synergy effects.

Kazakhtelecom is a listed joint stock company. It has an independent governance structure, with independent directors on its Board of Directors, and it operates in accordance with Kazakhstan law and its corporate governance code. The largest owner at the time of the transaction was Samruk-Kazyna, the state-owned sovereign wealth fund of Kazakhstan, which held approximately 51% of the shares in Kazakhtelecom. Tele2 agreed to own 49% of the shares and to hold 51% of the voting rights in this joint venture.

Tele2 conducted a thorough due diligence assessment ahead of the signing of the JV agreement focusing on commercial, legal and sustainability issues. Tele2 also conducted an extensive due diligence on Aigul Nuriyeva in relation her ownership of AsiaNet.

Aigul Nuriyeva signed a UBO warranty, with remedies if broken, that she is the ultimate beneficial owner of AsiaNet. A similar UBO warranty was obtained from Alexander Klebanov regarding his ownership of Sobrio, the largest minority shareholder of Kazakhtelecom. Tele2 is not aware of any events or information that would constitute a breach of the UBO warranties.

Three further instruments sought to secure the legitimacy of the transaction with AsiaNet prior to entering into the new joint venture:

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[11]	Id. 9

-
In order to ensure that Tele2 purchased AsiaNet’s 49% share in the previous Tele2 KZ joint venture at a fair market value, Tele2 sought and received two separate fairness opinions from internationally recognised independent firms to confirm that remuneration to AsiaNet was fair from a financial point of view.

-	The bank account, owned by AsiaNet to which Tele2 transferred money, was with a reputable bank in the Netherlands.
-
AsiaNet also signed a warranty that serves as a guarantee that payments were not knowingly used, directly or indirectly—and that it would not lend, contribute or otherwise make available such fund to any subsidiaries, affiliates, joint venture partners or other person—for the purpose of financing or facilitating any activity violating anti-bribery laws or money laundering laws.

Prior to and after the transaction that led to the second joint venture, Tele2 released two papers12 that provided detailed information regarding the period leading up to and including the transaction. These papers remain available on the Tele2.com website. This report focuses on the period that follows the closing of the second transaction that formed the current joint venture.13

The previous reports identified issues associated with Tele2’s past and ongoing business in Kazakhstan that would require attention, thus creating a framework for future reporting. The issues identified were anti-corruption, ownership structure, enforcement of the Tele2 Code of Conduct, transparency and privacy and integrity. We published annual reports for 2016 and 2017 that provide updates on the status of the relevant issues.14

Given that Tele2 has now exercised its put option, there will not be a similar report for 2018. Instead, this report will give an extensive overview of risks identified and measures taken. Nonetheless, information that would normally have been presented in an Annual Status Report for 2018 will be given throughout this report, where relevant.

Exiting Kazakhstan
Tele2 and Kazakhtelecom agreed to a non-compete clause in their joint venture agreement. Material breaches of this clause would entitle Tele2 to exercise the put option. The option to sell Tele2’s shares in Tele2 KZ was triggered by the announcement on 12 December 2018 of a transaction between Kazakhtelecom, Telia Company and Fintur. With this transaction, Kazakhtelecom acquires control of Kcell, a mobile operator joint venture between Kazakhtelecom and Telia Company. On 11 December 2018, prior to the announcement of the Kcell transaction, the Kazakhstan Antimonopoly Agency announced the approval of Kazakhtelecom’s acquisition of Tele2’s shares in the JV, including remedies to promote continued competition.

On 28 December 2018, Tele2 announced that it had given notice to exercise the put option due to the breach of the non-compete clause. This initiated the sale process of the shares held by Tele2 in Tele2 KZ to Kazakhtelecom. The main reason for exercising the put option is the potential negative effects of competing with a joint-venture against a company owned by the joint-venture partner.

With a joint-venture partner that is involved in a competing mobile operator, Tele2 would be facing increased risks due to the potentially conflicting interests of Kazakhtelecom. The reason the non- compete clause exists in the first place is to protect the interests of the party that is left exposed to such risk. The request for approval by Kazakhtelecom of the purchase of the shares held by Tele2 in the joint venture prior to the announcement of the Kcell deal is an indication that Kazakhtelecom recognised and anticipated the possibility of Tele2 exercising the put option.

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[12]	Id. 9
[13]	Where this report mentions ‘the joint venture’ or ‘Tele2 KZ’, it means this joint venture (unless clearly stated otherwise), which operates the Tele2 and ALTEL brands in Kazakhstan.
[14]
The “Annual Status Update Report: Corporate Responsibility” documents are available on Tele2.com (at the time of writing this report via: https://www.tele2.com/sustainability/information-for-sustainability-professionals/policies-and-reports)

The Tele2 KZ operation was valued in accordance with the procedure that was set out in the joint- venture agreement. Two separate valuations were performed by reputable banks, as Tele2 and Kazakhtelecom appointed one bank each. For Tele2, the valuation was performed by Goldman Sachs International. Based on the valuations, the parties came to an agreement on the transaction price, which lies within the bandwidth set by both valuations.

As a result of the transaction, Tele2 will receive funds for the equity held in the joint-venture company and for the repayment of the shareholder loan15. Although details surrounding the transaction need to be finalized between the signing of the agreement of the transaction and the final closing of the transaction, we plan to receive the funds as follows:

-	The funds received for the equity will paid by Kazakhtelecom in US Dollars. It is Tele2’s intention to receive those funds to the account in its name held with Nordea in Sweden.
-	The funds from the shareholder loan will be paid by MT-S in KZ Tenge. It is Tele2’s intention to receive those funds to the account in its name held with Citibank in Kazakhstan.

As a publicly listed company, Kazakhtelecom has different sources of financing for its operating activities, which is subject to financial regulations and transparency rules in accordance with national laws.

Current information on the shareholders of Kazakhtelecom can be found on the website of the Kazakhstan Stock Exchange (KASE)16. According to this website17, the largest shareholders are:

Shareholder	Total shares, shareholding %
JSC “Sovereign Wealth Fund “Samruk-Kazyna”	45,90%
SKYLINE INVESTMENT COMPANY S.A. (Luxembourg)	22,01%
THE BANK OF NEW YORK MELLON DRS (nominee holder)	8,25%

Tele2 will pay an earnout as agreed in the sales and purchase agreement (SPA) concluded at the time of the sale of the shares held by AsiaNet.18 The warranty signed at the time, that serves as a guarantee that payments are not knowingly used, directly or indirectly – and that AsiaNet will not lend, contribute or otherwise make available such fund to any subsidiaries, affiliates, joint venture partners or other person – for the purpose of financing or facilitating any activity violating anti-bribery laws or money laundering laws, applies to this earnout payment.

The rights and obligations following from the SPA have been transferred in 2018 from AsiaNet to its legal successor and parent company Kauz, to which Aigul Nuriyeva is also the UBO. Consequently, Tele2 will pay the earnout to Kauz.

Before Tele2 makes any payment, it will receive proof that Aigul Nuriyeva is the ultimate beneficiary of Kauz, in the form of notarized extracts from official company registers, and in addition will perform due diligence and third-party verification to confirm the UBO declaration. The existing SPA mentioned in the previous paragraph contains remedies that can be applied in case the UBO is broken.

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[15]
At the time of the announcement of the notice to exercise the put option, the loan amount was KZT 87 billion (approximately SEK 2.1 billion, following continued repayments during the fourth quarter of 2018) and the loan is to be fully repaid at the time of closing.

[16]	See. https://kase.kz/en/issuers/KZTK/, last accessed on 20 May 2019
[17]	There are the figures as of 1 April 2019, retrieved on 20 May 2019
[18]	See: Continuing in the next joint venture

When Tele2 is notified by Kauz to which bank account the payment should be made, Tele2 will review the reputation of the receiving bank. Under the SPA, Tele2 has the right to request a certificate from the bank that the account is indeed in the name of Kauz.

Other considerations

Payments to Politically Exposed Persons
AsiaNet has received payment from Tele2 following the agreement for the purchase of shares held by AsiaNet in MT-S.19 Furthermore, Kauz will receive an earnout payment in relation to the sale of Tele2 KZ to Kazakhtelecom.20 As the UBO of AsiaNet (previously) and Kauz (currently), Aigul Nuriyeva has benefitted from these transactions.

Aigul Nuriyeva is considered a politically exposed person. She had indicated that this is due to her (former) board membership of Kazakhtelecom, her ties to a shareholder of Kazakhtelecom and her former marriage to a Kazakh diplomat. This information was verified and confirmed by an independent third party.

No other payments to politically exposed persons were or are going to be made.

Spectrum acquisition
In our section ‘Sectoral risks’ below, we identify transactions concerning rights of use of spectrum to be a specific risk in this sector. Spectrum refers to the radio frequencies required to operate a radio network for cellular communications. They are a scarce resource and normally authorized by governments for exclusive use by mobile network operators. Below we will describe those transactions relevant to the operation during the first and second joint-venture.

During December 2009, the Kazakhstan government took a decision to issue rights of use for spectrum in the 2.1 GHz band. This decision came into force from January 2010. The Inter-Departmental Commission on Radio-Frequency advised on the authorization of this spectrum. The regulator proposed that the spectrum would be divided equally amongst the three existing operators (Tele2, Kcell, Beeline), against a fee, under non-discriminatory conditions. A decree issued by the Prime-Minister authorized the spectrum in accordance with the advice.

As a result, Tele2 KZ obtained a license authorizing the use of 2 blocks of 20 MHz spectrum in the 2.1 GHz band in January 2010 at a fee of KZT 5 BLN, which was paid in full mid-2011.

Tele2 KZ obtained access to spectrum dedicated to 4G services as a result of the transaction with Altel, through a Joint Operating Agreement. Tele2 KZ does not directly hold a license.

The origin of the access to 4G spectrum lies with Kazakhtelecom. During 2011, the Inter-Departmental Commission on Radio-Frequency granted Kazakhtelecom a frequency band of 20 MHz (receipt/transmission) within the 1.8 GHz range. A fee of KZT 5 BLN was paid in December 2012 for this spectrum.

Subsequently, Altel and Kazakhtelecom entered into a Joint Operating Agreement (JOA) in December 2012 in order to provide LTE services together. The main terms of the JOA are:
-	The broadband service access will be provided by Kazakhtelecom based on its spectrum;

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[19]	See: Continuing in the next joint venture
[20]	See: Exiting Kazakhstan

-	The voice transmission will be provided by Altel based on their GSM license;
-	Kazakhtelecom will lease data transmission channels (the last mobile mile) to Altel, for Altel to organise broadband access to subscribers; and
-	Altel leases its LTE network to Kazakhtelecom.

With the creation of the joint venture in 2016, Tele2 and ALTEL started operating jointly on the 4G spectrum.

Doing Ethical Business in Kazakhstan
When entering into the joint venture with Kazakhtelecom, Tele2 took measures to ensure that the Tele2 KZ operation would adhere to the Tele2 values enshrined in the Code of Conduct, in particular those related to doing business ethically. Tele2’s company-wide Code of Conduct is based on the ten principles in the UN Global Compact.

To achieve this goal, we needed firstly to understand the particular risks to which our operation in Kazakhstan would be exposed to. Secondly, we needed to take measures that would ensure we could mitigate those risks, which included effective oversight, monitoring mechanisms, and procedures in response to potential wrongdoing.

Risk Assessment

Geographical risks
Kazakhstan is a constitutional republic with power concentrated in the position of the President. The country has been recognized for modernising its economy, but the political system has remained unchanged. President Nazarbayev, who recently resigned21 after having been in office since 1990, was routinely re-elected. However, these elections have attracted criticism. The Organization for Security and Co-operation in Europe (OSCE) concluded the following with regards to the Presidential Elections held on 26 April 201522:
 “The incumbent and his political party dominate politics and there is lack of credible opposition in the country, with several prominent critics of the government either imprisoned or living in exile”

“[…] undue restrictions on fundamental freedoms of assembly, association and expression, contradict key OSCE commitments for democratic elections.”

“The campaign was largely indiscernible, lacked competitiveness and appeared to generate negligible public interest. […] The two opponents to the incumbent openly praised the President’s achievements. The involvement of government officials in the campaign and the location of Nur Otan offices in government buildings blurred the line between state and party. Credible reports of pressure being put on voters to attend rallies and vote in high numbers for the incumbent, raised concerns about voters’ ability to cast their vote “free of fear of retribution” […]”

“Election day generally proceeded in an orderly manner, but serious procedural deficiencies and irregularities were observed throughout the voting, counting and tabulation processes, including indications of ballot box stuffing.”

In terms of risks for corruption, Kazakhstan is a different geography compared to our other countries of operation. In Transparency International’s Corruption Perception Index 2018, Kazakhstan was ranked 124 out of 180 countries. While some legislative efforts have been undertaken by the government to reel in corruption,23 serious problems remain, including corruption and arbitrary enforcement of laws and contracts.24

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[21]	“Kazakh leader Nazarbayev resigns after three decades”, BBC News, https://www.bbc.com/news/world-asia-47628854, accessed on 21-03-2019
[22]
Organization for Security and Co-operation in Europe, 29 July 2015, Kazakhstan, Early Presidential Election, 26 April 2015: Final Report (via: https://www.osce.org/odihr/elections/kazakhstan/174811, last accessed 21-05-2019).

[23]
Adopted legislation includes: law on Fight against Corruption, 18 November 2015: defines fundamental principles for anti-corruption measures; law on Civil Service; 23 November 2015: defines anti-corruption behaviour of civil servants; ethics Code of the Civil Servant: provides rules of civil service ethics for civil servants; the Criminal Code; 3 June 2014; defines corruption crimes and punishments (Source: Overseas Business Risk – Kazakhstan (updated 13 June 2018), UK Government webpage: https://www.gov.uk/government/publications/overseas-business-risk-kazakhstan/overseas-business-risk-kazakhstan#bribery-and-corruption)

[24]	Source: U.S. Department of State (via: https://www.state.gov/r/pa/ei/bgn/5487.htm, last updated 19-07-2018, accessed on 18- 03-2019)

A general lack of transparency in the country and a rule of law that is less mature than in other countries where Tele2 operates further elevate the risks.

Prior to and during our presence in Kazakhstan, we have considered the risk of corruption to be an important but manageable constraint for our operation in the country.

Dealing with cultural challenges

During our interviews, cultural differences (e.g. regarding corruption) were widely confirmed. In addition, there is a cultural skew towards not wanting to disagree or disappoint managers or leaders in the company. In order to ensure open and transparent communication, one senior manager said he encourages people to speak freely by never voicing his own opinion first, but rather to be the last person in the room to speak and reflect upon others’ statements.

Sectoral risks
The risks in the telecommunications sector are well documented.25 It is affected by risks of corruption inherent in business transactions. Those transactions, as well as the market value of major publicly listed companies in the sector (USD 2 TLN) are relatively large.26 While that is not a risk in itself, it is a contributing factor to other risks, given the high financial stakes in the industry.

The sector has been subject to rapid growth and expansion over past decades. While this growth and expansion has slowed down to a large extent in European countries, Kazakhstan was still a relatively new market at the time of Tele2’s entry. Rapid growth and expansion put pressure on participants which could translate into a reduced focus on business ethics.

Furthermore, operators need to attract and spend very large sums in order to be able to deploy networks and operate them. This makes the stakes of operating in this industry high and the pressure to ensure success could potentially lead to business practices that are unethical or unlawful.

The risks of corruption are significantly present in the areas of:
-	the obtaining of (and transactions concerning) rights of use for spectrum;
-	the regulation of competition on the markets for telecommunications;
-	supply chain interaction; and,
-	third-party management and costumer relations.

Practices of corruption observed in the industry are:27
-	bribery;
-	misuse of gifts and entertainment;

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[25]
See for example Transparency In Corporate Reporting - Assessing the World’s Largest Telecommunications Companies 2015 Report, published by Transparency International (via: https://www.transparency.org/whatwedo/publication/transparency_in_corporate_reporting_assessing_the_worlds_largest_telecommun, accessed on 19-03-2019)

[26]	Id 25, page 2.
[27]	Id. 25, page 2.

-	political corruption;
-	cronyism, nepotism and conflict of interest; and
-	money laundering.

The telecommunications industry is characterised by relatively strong regulatory requirements, for example, rights of use of spectrum or permits to build and operate mobile base stations. This is a catalyst for continuous interaction with public entities, and the stakes of promoting a positive relationship with the government are high, as to a large extent they determine the success of an operation.

An online system with a standardized process and fixed fees for obtaining permits and performing the legalization of mobile base stations was implemented three years ago.,. This has greatly reduced the interaction between the responsible persons within the Tele2 KZ legal department and government representatives. It is our assessment that the risk of bribes and facilitation payments have decreased for this specific aspect of the business.

Interaction with public entities
As mentioned in the previous paragraph, telecommunications operators have frequent interactions with government authorities. The reasons for this include:
-	the regulated nature of communications networks, e.g. for competition, spectrum, health and safety, privacy and data protection, marketing and communications, and zoning and spatial planning;
-	the special interest governments take in communications networks as critical infrastructure;
-	the access governments require to networks to intercept communications and their requests to operators to provide metadata on customers.

More concretely, this leads to mobile networks operators to obtain rights of use for spectrum to be able to deploy their radio networks, acquiring permits to install and operate base stations, which contain active radio equipment, obtaining permissions to do dig ducts for network cables in public areas, etc.

Therefore, interaction between operators and governmental entities are inescapable and frequent, and the business interests involved in these interactions are often large.

An exceptions report compiled as part of the due diligence exercise in preparation of the sale of Tele2 KZ uncovered that, at that time, Tele2 KZ was exposed to some sector specific legal risks:

1.	Lack of registration of agreements for lease of land plots;
-	A number of agreements for the lease of land plots for a one-year term do not have the records confirming registration of these agreements with the Ministry of Justice, as is required;

2.	Permission documents for base transceiver stations and radiofrequencies;
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The availability of the full proper legal documentation for the operation of MT-S’ network is at around 95%, the lease agreements of a number of hub sites are not registered with the Ministry of Justice, and certain inconsistencies were found in the permissions with respect to the frequency bands in use for the radio network;

3.	Legalization of towers;
-	A significant portion of the towers in use by MT-S for its radio network do not have the required set of authorization documents for functioning in compliance with the law.

4.	Service contracts with subscribers;
-	A number of subscribers’ contracts are missing due to them being signed with dealers, where they should be re-registered to the ultimate subscribers.

While these are mostly financial liabilities, those liabilities stem from breaches of administrative law. Hence, there is a relationship between not fulfilling the administrative legal obligation by Tele2 KZ and the possible enforcement of those laws by the government. Despite some of the irregularities being common practice in Kazakhstan, it exposes Tele2 KZ nonetheless, creating a dependency on the government for correcting the irregularities, and Tele2 KZ would need to manage any enforcement action, e.g. by appealing for leniency. To mitigate these liabilities, Tele2 KZ has developed an action plan to address them:
-	Landowners prefer not to register lease agreements, or do not prioritize this. Therefore, Tele2 KZ will offer material and non-financial incentives for landlords who so far have not been cooperative.
-
Tele2 KZ will prioritize registering agreements for the BTS locations during new roll-out, provide a reliable solution for existing agreements in order to reduce the number of unregistered locations, and receive opinions from external legal and tax auditors for the evaluation of potential risks

-
To correctly register the subscriptions in the end-user’s name, Tele2 KZ launched a telemarketing campaign to contact the affected end-users. They are persuaded to register in exchange for an incentive (1 GB of free mobile data use). End-users that still have not registered will receive automatic calls and SMS messages urging them to do so, and when accessing the internet, they will be redirected to a page for registration. In the near future, affected subscription that have not been used for 90 days will be suspended.

The plan spans a one-year term and will contain further solutions, but those have to be approved first.

Interaction with third parties
Tele2 employs third parties to work on its behalf. This can range from temporary capacity to drive marketing campaigns on the streets to highly specialized professionals working on a longer-term basis. As it is virtually impossible for any company the size of Tele2 to have all the necessary skills and capacity available within its organisation at all times, we contract third parties to fill these gaps as required. These third parties or agents may act on behalf of Tele2.

Making use of agents is acknowledged by Tele2 to hold an elevated risk for corruption., Most instances of corruption discovered, prosecuted and settled follow from agent involvement, such as transactions performed through agents.

Policies

The Code of Conduct
Our Code of Conduct takes a central role within our framework of policies that promote doing business ethically and a culture of compliance. This policy contains rules that employees must follow and advocate within all operations and at all levels of employment of Tele2, including by the workforce, senior leadership, executive management and the Board of Directors.28

We believe our Code of Conduct is an effective tool in enabling us to operate an ethical and compliant business. Our Code of Conduct is subject to annual re-evaluation, to assess whether it remains fit for purpose. As required, the Code of Conduct is updated and republished, both internally and on Tele2.com. The most recent update was published in November 2018.

The Code of Conduct is based on a materiality analysis for our company and industry, and contains behavioural and procedural guidelines to ensure ethical business conduct. For the material clauses, the Code of Conduct is based on the ten principles of the United Nations Global Compact. It contains the following categories and subjects: (1) safety of products and services, including customer integrity (privacy and data protection), customers safety and EMF exposure; (2) suppliers and vendors; (3) business integrity, including anti-corruption, fair competition, conflict of interest, grandparent and four-eye principle, political involvement, financial reporting and corporate governance; (4) treating people with respect, including fair working conditions, child protection, diversity and inclusion, compensation and benefits, occupational health and safety; (5) environment; and (6) reporting violations.

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[28]
Tele2 has a two-tier structure, with an executive management that is responsible for the day-to-day operations, and a supervisory board that operates independently, guiding and monitoring the executive management.

The provisions of our Code of Conduct which govern anti-corruption explicitly state that any form of bribery is strictly prohibited. The bottom line is that Tele2 employees must not engage in activities forbidden by local and international anti-corruption laws. If they do, they will be subject to disciplinary action, up to and including dismissal for cause. Depending on the seriousness of the wrongdoing, Tele2 will inform authorities. Tele2 provides behavioural guidelines to employees in order to enable them to abide by the rules.

The Code of Conduct explicitly prohibits any form of bribery and requires employees and suppliers to follow local anti-corruption laws. In Kazakhstan, facilitation payments are equated to bribery, which encompasses bribe-giving and bribe-taking. Therefore, facilitation payments are prohibited under the Tele2 Code of Conduct within the context of Kazakhstan.

The Code of Conduct provides that no gifts, expenses or hospitality should be received or given unless it can be constituted as being within the boundaries of accepted business practices. The Code of Conduct explicitly determines that gifts should be of symbolic nature and that the monetary value of a gift or benefit can neither exceed €50, nor can consecutive gifts be made that exceed this value. Moreover, the Code of Conduct concludes that the local law governing the giving and receipt of a gift or benefit must prevail, if it is stricter than the code.

The Code of Conduct states that Tele2 observes neutrality regarding political parties and candidates and abides by the applicable international treaties and national legislation on lobbying activities. Tele2 KZ does not support any political party and makes no political contributions. Moreover, Tele2 KZ applies a local approach that requires all interaction with authorities to go through the Director responsible for Government relations. This Director reports to the Chief Legal Officer and the CEO directly regarding Government relations, and, depending on the gravity of the subject, also to the whole local executive management. This approach is meant to minimize the risks of uncontrolled interactions with the Kazakh Government.

The Anti-Corruption requirements of the Code of Conduct have been further elaborated on in the Tele2 Anti-Corruption Policy and the accompanying Q&A.

The Code of Conduct is central to our commitment to anti-corruption and, therefore, to this document. Key indicators that speak to the effectiveness of the Code of Conduct are therefore presented here but are also featured where relevant throughout this document.

To assess its performance on issues associated with corruption, Tele2 KZ has adopted the benchmarks laid out in Transparency International’s Reporting on Anti-Corruption Programmes. These benchmarks help demonstrate whether best practice anti-corruption measures are implemented by the company and to what extent the company is committed to preventing and countering corruption. The answers to these questions/benchmarks were established either prior to, or at the start of, the Tele2 KZ joint venture and have been evaluated annually. Those evaluations have not led to changes in the answers during the relevant time period. The benchmarks are included as an annex to this report 29 for ease of reference, but most issues are addressed in the relevant sections of this report.

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[29]	See: Annex I – Benchmark on Anti-Corruption based on Transparency International’s Reporting on Anti-Corruption Programmes

The adequacy and effectiveness of the Code of Conduct and related policies have been monitored through internal and external audits.30 Tele2 will continue to raise awareness of anti-corruption amongst its employees and business partners, implement measures to prevent and fight corruption and revisit ideas on how to improve its efforts whenever necessary.

The Business Partner Code of Conduct

We want those people and entities we work with to also uphold (at a minimum) the same principles and values as we do. Therefore, we have a Business Partner Code of Conduct in place that outlines our requirements in terms of our business partners’ conduct. Our Business Partner Code of Conduct applies the requirements of our Code of Conduct to our Business Partners. The Business Partner Code of Conduct is evaluated annually and if necessary updated and republished, both internally and on Tele2.com. The most recent update was published in November 2018.

All Business Partners in Kazakhstan are requested to voluntarily sign our Business Partner Code of Conduct, while partners with an annual spend over SEK 1 MLN are required to sign the Business Partner Code of Conduct. Subject to conditions defined in advance by Tele2, certain parties that meet the SEK 1 MLN threshold can nonetheless be exempted from the requirement to sign. Those conditions are:
-	The partner is a governmental party, public authority or public institution;
-	The partner is a Fortune Global 500 company;
-	The partner is a site leasing partner; or
-	The partner is an interconnection or roaming partner.

By the end of 2018, 110 business partners had met the threshold for obligatory signing of the Business Partner Code of Conduct. Out of those, 101 business partners actually signed it. Five business partners qualified for an exemption based on predetermined criteria. An additional four business partners that did not automatically qualify for exemption refused to sign.

Tele2 has an escalation process that must be used in case a business partner cannot or refuses to sign the Business Partner Code of Conduct, which is aimed at assessing and mitigating particular risks:
-
If the company involved has their own Code of Conduct, it will be assessed for compatibility with the Tele2 Business Partner Code of Conduct. If it is of a reasonable standard compared to our own, the business partner can be accepted.

-
If the party does not have a Code of Conduct, they are asked to fill in a self-assessment questionnaire. If the assessment is complete and acceptable, the party can be conditionally accepted. If the company does not adopt their own Code of Conduct within the following 12 months, Tele2 may terminate the contract.

-
If the company involved refuses a self-assessment, they will be declined, unless there is no alternative provider of the goods or services. If there is no alternative provider, and these goods and services are essential to a Tele2 operation, the situation will be escalated to the Tele2 Head of Compliance for further dialogue and decision making.

In the four cases where Kazakh business partners refused to sign, the appropriate escalation processes were followed. With approval from the Tele2 executive management, the relationship with these business partners was continued, as they provided services that were strictly essential (i.e. Tele2 KZ could not functionally operate without them) and the services could only be procured from them. These business partners were:

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[30]	See for an overview of internal audits specifically relevant to Tele2 KZ: Annex II – Internal Audits Performed

-	Two utilities companies, with local monopolies;
-	The Development Bank of Kazakhstan; and
-	The ROP Operator LLP, a recipient of mandatory ecology payments.

In 2017, following the refusal by some Kazakh monopolist utilities providers to sign the Business Partner Code of Conduct, the escalation process for partners refusing to sign was reviewed and aligned with the escalation process applied within Tele2. This process determines that, if a partner refuses to sign the Business Partner Code of Conduct and there is no alternative business partner available, the interaction with the business partner is logged and the Tele2 senior management decides on whether to continue the relationship.

Tender bidders that refuse or cannot sign the Business Partner Code of Conduct are excluded from all Tele2’s tender processes, until they do sign. A contractual clause to terminate any contract in case of a material breach of the Business Partner Code of Conduct was introduced in 2017.

For those contracting third parties outside of a tender process, Tele2 KZ has developed an electronic program for tracking the signing of the Business Partner Code of Conduct. The program allows Tele2 to categorize suppliers, identify those suppliers that have signed the Business Partner Code of Conduct, and provide an overall picture of the signing status across all departments and offices in Kazakhstan. The program had been in effect since 2017.

To further promote ethics and compliance within its business environment, Tele2 KZ had planned to start carrying out regular audits of its business partners during 2018. The aim of those audits would be to monitor compliance with the Business Partner Code of Conduct, and to ensure the inclusion of the Business Partner Code of Conduct as an integral part of contract negotiations for new business partners. Due to the prioritization of the training of employees, there were insufficient resources available to execute this action point in 2018, and it had to be postponed.

Tele2’s 51% control over the joint venture created a good position from which to govern ethical business conduct in the joint venture. Nonetheless, we also required our joint venture partner, Kazakhtelecom, to conduct their own business in a way that is compatible with the ethical standards held by Tele2. Kazakhtelecom agreed to comply with the Tele2 Business Partner Code of Conduct. In addition, the joint venture agreement included an exit clause that would have been triggered in the event Kazakhtelecom was in material breach of the Business Partner Code of Conduct.

The Anti-Corruption Policy
Anti-corruption practices are not new within Tele2. In fact, they were already well embedded in the organisation. In the Code of Conduct, we have clearly set out what we require from our employees and contracted workers regarding anti-corruption. In addition to the code, we offer guidance (for example through the Code of Conduct learning platform31), and we have practices and procedures in place. This approach has served us well in our efforts to combat corruption.

Recently, we have released an Anti-Corruption Policy, that is complimentary to the Code of Conduct. The Anti-Corruption Policy documents and formalises existing guidance and standing practices within Tele2. While this is not a departure from our earlier approach, having an Anti-Corruption Policy complementing the Code of Conduct does have advantages. It makes our approach even more explicit and clear, both for internal and external stakeholders. While the Code of Conduct still sets out the requirements, the Anti-Corruption Policy is a one stop shop for guidance on behaviour and processes, the roles and responsibilities, and the governance of anti-corruption within Tele2. We believe this will lead to an even greater understanding of our policy amongst those that work for and with Tele2.

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[31]	See: Code of Conduct signing and training

There was a practical reason that led to us considering developing the Anti-Corruption Policy. During 2018, Tele2 was in the process of acquiring Com Hem, a cable company operating in the Swedish market. Because a significant proportion of Com Hem’s shareholders were in the United States, Tele2 became subject to certain U.S. regulatory requirements as a result of this transaction. Tele2 retained Shearman & Sterling LLP as U.S. counsel in connection with the transaction. Shearman & Sterling LLP advised Tele2 to bring its Anti-Corruption policies and procedures in line with U.S. requirements and market norms. Based on this advice, Tele2 started a process to develop an Anti-Corruption Policy during the fall of 2018.

The Anti-Corruption Policy defines: key principles, key roles and responsibilities; behavioural guidelines regarding bribery, conflict of interest, business courtesy,32 dealing with government bodies and public officials, donations and sponsorships; as well as procedural guidelines for procurement activities (referring to a separate policy), payments and books and records. The policy is accompanied by the Anti-Corruption Q&A, which enables employees to relate concrete situations to the requirements of the policy, and helps them to identify when and how they should act.

The Anti-Corruption Policy was approved by the Tele2 executive leadership on March 26, 2019 and subsequently approved on behalf of the Tele2 Board of Directors on May 8, 2019, after which it became applicable and was communicated both internally and externally. The policy is evaluated annually.

The Whistleblowing Policy
All Tele2 operations are subject to the Whistleblowing Policy. This policy ensures all those working for or with Tele2 in any capacity have the opportunities to report wrongdoing and provides protection to any individual making a report of potential misconduct.

As part of our commitment to address wrongdoing, the Whistleblowing Policy:
-	shields whistleblowers from retaliation;
-	establishes requirements to safeguard confidentiality and anonymity;
-	protects the reasonable interests of those accused;
-	arranges the processing of personal data and data protection in the context of the policy;
-	establishes procedures for reporting and for the handling of reports;
-	determines the governance of the policy.

The Whistleblowing Policy has been in place for all Tele2 operations since 2010 and was updated in 2014 and 2019. Information on the results of the Whistleblowing Policy and investigations following reports of potential misconduct are included in the sections ‘Reporting channels’, ‘Investigations’ and ‘Sanctions’.

Tele2 KZ gave additional attention to the policy during 2017. Despite an inherent cultural context that disapproves of the practice, the goal was to further encourage whistleblowing. All employees received a dedicated email reminding them of the Whistleblowing Policy. Further information on the policy was also made available on the Tele2 KZ intranet.

Hands-on guidance
Both the Anti-Corruption and Whistleblowing Policy are accompanied by a Q&A, that provides more hands-on information to employees, and are aimed at creating a better understanding of what is expected from them.

____________________
[32]	With business courtesy we mean gifts, meals, hospitality and expenses.

The Purchasing Policy
The Tele2 purchasing policy includes purchasing guidelines and ethical principles to which Tele2 employees are required to adhere to. The policy sets out procedures that should be followed for purchasing that reaches a certain material or financial threshold. The ethical principles:
-	require honesty and integrity in relationships with business partners;
-	enshrine the coordinating function of the procurement department;
-	require the application of the four-eye principle;
-	promote confidentiality with regards to major purchases and what those imply for our business;
-	prevent the abuse of RFQ processes; and
-	prevent favouritism and conflict of interest as well as bribery through improper gifts and gratuities.

In addition, the procurement and security departments in Tele2 KZ have established a process for all procurements above a 4 MLN Kazakhstani Tenge,33 where the security department performs a due diligence on all shortlisted potential partners to identify potential issues before the procurement is concluded. Procurements below 4 MLN Tenge are still subject to due diligence scrutiny, but involvement of the security is not standard. Procurement in the regional sales departments was made subject to security checks irrespective of value, after attempts to defraud the joint venture were discovered34.

Communication and Training

Code of Conduct signing and training
All new employees are required to read and sign the Code of Conduct as a prerequisite for starting their employment in any of our Tele2 operations. It is important that they understand and identify with the values and principles for which Tele2 stands. By signing the Tele2 Code of Conduct, employees accept these values and will demonstrate their commitment to embracing these values and principles.

In addition, all Tele2 employees take an annual online video training on the Code of Conduct and they read and re-sign the Code of Conduct, thereby refreshing their knowledge and renewing their commitment to adhere to its content. With this certification process, we aim to ensure that employees’ engagement is not a one-off, but rather remains present with them during their entire tenure at Tele2.

We expect that this annual training and re-signing is followed by our employees in all our operations. We have a system in place that invites employees in all Tele2 entities to start the re-signing in time, offers the training via our intranet, logs their progress, sends follow-up emails if employees are overdue, and escalates in the event re-signing is overdue. During the development of this report, it was determined that there was a potential weakness in the system that is used for monitoring the re-signing progress. Consequently, we cannot at this point adequately determine the current status of the annual re-training and re-signing to the level of detail we would like. In response to this finding, a team from Tele2’s Internal Control Department is investigating the systems and will report on necessary improvements. We will remedy any issue and implement improvements to the systems to ensure we can satisfy our own criteria in the future.

The bigger picture here is the level of understanding of the Code of Conduct and the commitment of our employees to being compliant with the Code of Conduct (see: Compliance culture) does not lead us to have any immediate concerns. This is partly due to the enforced requirement for reading and signing the Code of Conduct at the start of the employment. Nonetheless, we do believe this aspect is of material importance. After the improvements, we will determine a KPI for re-signing the Code that will need to be met by employees, managers and the executive management. Both rewards and disciplinary action will be considered to ensure compliance with the Code of Conduct training requirements.

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[33]	At the time of writing, this equals about SEK 97K (EUR 9,3K, USD 10,5K)
[34]	See: Sanctions

Employee training for Tele2 KZ
Given the increased risks for corrupt activities in our Kazakhstan operations, it was decided that additional training be provided to all staff members of Tele2 KZ.

Verisk Maplecroft, a global risk and strategic consulting firm based in the UK, developed a three-hour face-to-face Ethics and Compliance training for Tele2 KZ employees. The training materials consist of three modules, focusing on anti-corruption, right to privacy, and whistleblowing. The training includes defining the issues, understanding key risks and potential impacts, setting the strategy for managing risks and scenario exercises. The overall feedback from employees who have taken the training has been positive.

The key issue addressed by the anti-corruption module is how to operate ethically in a country known to hold a considerable risk for corruption without compromising anti-corruption or human rights commitments.

The first training sessions were given to the executive management of Tele2 KZ in July 2016, while another round of training took place in September 2016 for the company’s 100 most senior managers. In 2017, the training was expanded to include all Tele2 KZ employees. These training sessions were initially performed by the Corporate Responsibility Manager and Tele2 KZ’s Chief Legal Officer. From September 2017 onwards, the training sessions were conducted by the Corporate Responsibility Director and the Corporate Responsibility Specialist, who had by then replaced the Corporate Responsibility Manager.

By the end of 2017, 80% of the employees in Kazakhstan had received their training. Accessing employees in remote areas of Kazakhstan (a country the size of Western Europe) and providing them with the three-hour face-to-face training has proven more challenging than expected. With a better understanding of this challenge and the addition of the Corporate Responsibility Specialist working for the Corporate Responsibility Director, Tele2 KZ had aimed to reach 100% of its employees trained by Q1 2018. This figure was achieved for the operations present in Almaty (906 persons), however the remote areas were covered for 78,7% (296 out of 376 persons), leading to a total coverage of 93,7%.

For retail and call centre staff who are employed through a third party, a separate plan for ethics and compliance training was created. During 2018, Tele2 KZ prepared an overview of the positions that required training and training was subsequently planned for these employees. Tele2 KZ initially expected to reach 100% of relevant third-party employees by Q4 2018. In Almaty 100% of the employees (all 97) were trained, while in the remote areas 48% of the employees (73 out of 152) were trained. The overall percentage was 68,2%, which is below the expectations that Tele2 had put on Tele2 KZ.

Having been informed of these figures, Tele2 executive management responsible for Tele2 KZ and the Control and Compliance Committee have stepped in. They decided to develop and implement an online version of the ethics and compliance training, as well as increased efforts for the face-to-face training. The online version was developed as an additional training, not a replacement, that employees need to take before they start their work for Tele2.

The additional focus on face-to-face training led to a higher coverage figure for Tele2 KZ. By April 1, all 931 employees in Almaty were trained, and 365 out of 380 (96%) employees in the remote areas were trained, leading to a coverage of 98.7%.

Third party retail and call centre staff training coverage also improved. All 107 Almaty based employees were trained, while in the regions 230 out of 247 employees (93%) were trained, leading to a total coverage of 95%.

The effectiveness of training

During our interviews, respondents consistently stated that they believe the training is very effective in making employees understand what is expected from them. All respondents stated that they believe that the training has played an instrumental role in achieving a culture of compliance within the Tele2 KZ organization.

Kazakh interviewees highlighted the differences with this training and what is considered normal behaviour in Kazakhstan with respect to corruption. Similarly, expatriated employees expressed that they were surprised by the maturity of the anti-corruption approach, mainly driven by the trainings, when they first started working for Tele2 KZ.

Leadership, governance and culture
Several measures were taken by Tele2 to ensure there was sufficient internal and external oversight of key business aspects of Tele2 KZ that could be material in, or subject to, ethical business conduct and be at risk to perform below the threshold set by the Code of Conduct. We have mitigated this risk by appointing reliable top managers, installing a top management control and compliance committee and by continuously performing internal audit work as well as managing reports on wrongdoing.

The day-to-day management of Tele2 KZ was performed by the local CEO, who was appointed by Tele2. The Tele2 KZ CEO reported to the EVP International Markets and the Tele2 CEO. Therefore, Tele2 held close control of the Tele2 KZ operation. None of them are Kazakh nationals.

The Board of Directors gave clear instructions, and provided guidance on a recurring basis, to the Executive Leadership regarding the governance of Tele2 KZ. The expectation that a close governance structure was adhered to was clearly communicated. This close governance structure was put in place through:
-	bi-weekly calls between the EVP International Markets and the Tele2 KZ CEO to:

-	discuss key operational aspects;
-	prepare for the monthly joint venture supervisory boards;

-	six-weekly visits by the EVP International Markets and the CFO International Markets to perform reviews of the key operational subjects directly with the leadership team of the joint venture.

Regarding regulatory matters, dialogues were held between the EVP International Markets and the Tele2 KZ CEO with additional staff included as necessary. An agenda of priority matters was agreed upon with relevant regulators, with the aim to promote an open and transparent communication and addressing of key issues. Tele2 executives — most importantly the EVP International Markets and the General Counsel — were present during discussions with the local regulators, at a minimum twice a year.

As part of the Shareholders’ Agreement, Tele2 had management control and could appoint both the CEO and the Chairman of Tele2 KZ. Kazakhtelecom appointed the CFO. Tele2 could, however, have the CFO removed in case of Code of Conduct related issues, or other issues with the person appointed to the role.

Tone at the top
Tele2 KZ has uploaded the Tele2 Code of Conduct onto its corporate website to ensure transparency in its sustainability commitments and its zero-tolerance policy towards corruption. The sustainability page of the website mentions that the company is a law-abiding organization that respects and operates in accordance with the governing laws of the Republic of Kazakhstan.

The executive leadership of Tele2 KZ demonstrates support for anti-corruption through company-wide written communication, stressing the importance of anti-corruption and CR initiatives, as well as through conducting anti-corruption training for all company employees.

At each training session for managers, the CEO of the company gives an introductory speech to the attendees. Furthermore, the CEO makes sure to meet with all new employees in the Almaty office every quarter.

Dedicated CR Manager
In order to design, manage and implement the sustainability initiatives, as well as to conduct ethics and compliance training in Kazakhstan, Tele2 required a full-time position of Corporate Responsibility Manager (CR Manager) for Tele2 KZ. The position was filled on 1 April 2016, after interviews by the Tele2 General Counsel both at local and Group level.

The position became vacant in August 2017, after the Corporate Responsibility manager decided to leave, wishing to pursue further studies abroad. After careful consideration, it was decided to expand the duties of the Director of Regulatory Affairs to also include the Corporate Responsibility role. This became effective as of 1 September 2017.

To support the Director in the additional task and to carry out the day-to-day work, the position of Corporate Responsibility Specialist was created. This position was filled in September 2017. The person in that position left Tele2 KZ on 1 February 2018, being succeeded by the current Specialist on 9 April 2018.

Compliance culture
By setting a culture of doing business ethically and promoting compliance, through policies, training and leadership, we expect to inspire our workforce to embrace our values and elect not to get involved in corruption and misconduct. By adhering to the ethical standards, senior managers will inspire middle managers to reinforce those standards. Compliant middle managers, in turn, will encourage employees to strive to attain those standards throughout the organisational structure.

No tolerance for non-compliance

From the interviews it was established that Tele2 KZ management, through their actions and communication, broadly encouraged a responsible and compliant culture. The zero-tolerance attitude towards corruption is seen to be voiced by the local leadership. One of the challenges expressed by management was the hesitation amongst employees to speak up – especially against their superiors – in case of wrongdoing. Therefore, they have actively encouraged people to come forward, aiming at fostering a company culture in which the reporting of wrongdoing is commended.

All respondents stated that they believed that there was a clear difference between the business practices of Tele2 and what is common business culture in Kazakhstan and that this difference is also perceived externally. This has in turn had positive effects on the workforce: people are proud to join, and work at, Tele2.

Between 24 October and 16 November 2018, a Code of Conduct Survey was conducted within all of Tele2 with the aim to gain insights into the employees’ perceptions of the quality of the integrity culture.

An external consultancy firm35 created this survey together with Tele2. Eight cultural dimensions within three categories were distinguished, indicating to what extent the organizational culture within Tele2 stimulates employees to live up to the Code of Conduct.

Category	Cultural Dimensions
Prevention	Clarity	Support of Employees
	Role Modelling	Enabling Environment
Detection	Openness to discuss dilemmas	Transparency
Response	Comfort to Report Misconduct	Enforcement

The survey was created in English and translated into Russian to cater specifically for employees in Kazakhstan. To measure the cultural dimensions, respondents indicated to what extent they agreed with different statements on a 5-point scale (from ‘strongly disagree’ to ‘strongly agree’). The survey was anonymous and Tele2 does not have any access to individual results.

Out of 8061 individuals who were invited to participate, 3850 respondents (48%) completed the survey. After a quality control, excluding unreliable results, 3799 responses remained which leads to a response rate of 47%. For Kazakhstan, the response rate was 44%.

The survey results skew positively, with an average rating of 88% across all dimensions. This means that across all cultural dimensions on average 88% of the respondents indicated that they “agree” or “strongly agree” that the cultural dimensions are embedded in the culture of Tele2. The results for Tele2 KZ were above the average for Tele2 on each of the dimensions.

Cultural Dimension	Tele2	Tele2 KZ
Clarity	88%	93%
Role Modelling	93%	94%
Support of Employees	92%	93%
Enabling Environment	85%	92%
Openness to Discuss Dilemma’s	89%	93%
Transparency	84%	92%
Comfort to Report Misconduct	87%	89%
Enforcement	86%	90%
Average	88%	92%

There was little variation across the cultural dimensions, meaning that on all cultural dimensions a high percentage of the respondents indicated that the specific cultural dimension is embedded in the culture of Tele2. The scores were compared in a benchmark with the scores with forty comparable companies and the overall Tele2 scores came out more positive (on average by 15%) and more homogenous.

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[35]
The firm is one of the so called Big Five. However, due to work done previously by this firm for one of the legal entities within the Tele2 group, the firm cannot be named as they are subject to independency rules.

We need to be mindful that this survey is not an absolute and objective measurement. Nonetheless, it is a clear and very positive result on the perception of the compliance culture within Tele2 and Tele2 KZ. We consider these results useful to our organisation as they reflect the work that has been done within the scope of Ethics and Compliance.

Developing an open culture against the odds

A culture that is prone to follow leadership opens pitfalls, but also provides opportunity, as it helps setting the tone at the top. In other words, if high-level management stress the importance of an ethical and compliant business, employees are likely to engage in such behaviour. The better examples are set, the more they will be followed. The local management has experienced an organisation that was different in many respects at the start, but that also has grown in the respect of openness and embracing the Tele2 values.

That is positive, but nonetheless points of attention remain. For example, managers need to be guided to ensure they apply fairness and objectiveness in their decisions. Furthermore, because the country and industries are small and people do not want to risk being earmarked, anonymity is still a key requirement.

Internal Controls
By knowing our risks and defining policies and measures to mitigate those risks, we proactively work to prevent corrupt activity. To ensure our efforts are observed in practice , we have implemented effective and adequate checks to assess the effectiveness of our internal procedures and to make adjustments where needed.

These checks rely on internal controls that have been a long-standing part of Tele2’s way of working. During the first joint venture, a lot of work was done to elevate the level of internal controls in the operation to a level that satisfies Tele2’s requirements. Tele2 internal audit performed audits on Tele2 KZ prior to the second joint-venture and observed significant improvements in the control environment.

In the current joint venture, the focus has mostly been to ensure that the established standards would continue in the new operation. The key anticipated risk was a potential weakening of the control environment pursuant to the merger, in particular during the integration period. However, this risk was addressed adequately by the new management by closely monitoring the situation and ensuring Tele2 standards for internal controls were adopted and implemented in full, as is evident in the internal audit results.

Based on the work performed and knowledge of the business, our assessment is that the overall financial reporting and business activity management controls have remained effective. Additional control measures have been implemented during recent years, for example:
-	a formal electronic document system with a pre-approved matrix of approval for all contracts and acquisitions;
-	sub-contractors are always payed via traceable transactions, never with cash; and,
-	representation expenses can only be compensated from the HR budget, following a separate approval process.

Cooperating across departments on compliance

The interviews in Kazakhstan confirmed that all departments had an active ethics and compliance focus, in order to minimize the risks for corruption. The interviewees individually confirmed their interfaces with their relevant counterparts and described their cooperation as positive. For example, the Internal Control and Security departments routinely share information and documentation whenever needed.

Tele2’s internal audit process
The Tele2 Internal Audit function evaluates compliance with Tele2’s rules and control activities through the performance of internal audits. They do so independently of any line responsibilities and without any limitation in their area of responsibility. The internal audit function follows best practices in relation to the internal control responsibilities. These best practices are divided according to a ‘three lines of defence’ model; the first line of defence is local management; the second line of defence is the centralized functions; and, the third line of defence is the internal control function.

Tele2’s operates a mature internal audit process, which consists of several steps:
-	Before the audit:
-	Notification
-	Interaction between Tele2 Risk Assessment and local management via a self-disclosure questionnaire
-	Establishing requirements
-	Briefing dialogues
-	Update made to the internal audit software solution

-	During the audit:
-	Opening meeting
-	Field work and regular updating
-	Mid assignment update
-	Exit meeting
-	Update made to the internal audit software solution

-	Issuance of report:
-	Updated report based on Exit meeting dialogue
-	Issuance of report to local management for confirmation

-	Final review by the Tele2 Director of Internal Control
-	Update made to the internal audit software solution

-	Post Report and Follow up:
-	Feedback questionnaire
-	Monthly follow-up on actions taken
-	Planning follow-up audit (if necessary)

Internal audit in Kazakhstan by Tele2
The Tele2 Internal Audit function had been performing internal audits on the Tele2 KZ operation prior to the current joint venture. During that time, we observed significant improvement in the control environment over the key processes (see previous paragraph). The key anticipated risk was a potential weakening of the control environment pursuant to the merger, mainly during the integration period. However, this risk was addressed adequately by the new management and was also evident in the internal audit results.

Tele2’s Internal Audit function has performed internal audits for the key processes in Kazakhstan on a continuous basis. The requirement to audit key processes in Kazakhstan are based on annual audit plans which ensured adequate internal audit presence during all financial years. Some of the key processes audited were:
-	Financial Reporting and Asset Management
-	Procurement (with a focus on Code of Conduct compliance)
-	Billing and IT
-	Sales and Sales Channels
-	Marketing
-	Human Resources
-	Network Management

The internal audits performed in Kazakhstan specifically addressed the risk of errors in the financial reporting aiming to ensure compliance with the Financial Manual, particularly when reviewing the account closing process.

Furthermore, audits were in place to establish compliance with Tele2 and Tele2 KZ policies and procedures, such as the Code of Conduct. In particular, the audits focused on key processes and safeguards, for example business relationships and procurement exercises based on a four-eye principle.

Also, the adherence to approval matrices and delegations of authority with regard to procurement, payments, contract management, accounting and financial reporting were assessed through internal audits. The completeness and integrity of documentation, evidencing a clear audit trail of transactions was also inspected.

Results of the internal audits were reported to the executive management of Tele2 and the Audit Committee of the Board of Directors of Tele2. Tele2’s Internal Audit function also monitored the implementation of mitigation plans for the risks identified.

Internal audit by Tele2 KZ
Tele2’s Internal Audit function also supported the creation and maturing of an internal audit team within Tele2 KZ that reports directly to the Tele2 KZ Supervisory Board. Tele2 regularly advised the local audit team on audit approach and provided assistance in monitoring the progress of risk mitigation actions. During the relevant years, the local internal audit team performed audits in a range of different areas.

Key figures on internal audits performed
In total, Tele2 and Tele2 KZ internal audit teams finalized audits on 8 processes during 2016, on 25 processes during 2017, on 19 processes during 2018, and on 1 process during 2019 (thus far). In total, 1,705 working days (i.e. days of full-time occupancy of one person) were spent on auditing processes during the relevant time period. Details on the internal audits performed (including: topic, scope, final date, grading, person days spent, and number of processes audited) are available in “Annex II – Internal Audits Performed“.

The number of audits graded with either ‘A’ or ‘B’ for the past 3 years—all but one—shows that key processes such as financial reporting, purchasing, billing and IT operate through an effective control framework. Therefore, the risk of weaknesses due to conflict of interests, unapproved payments, procurement, and accounting and financial reporting are managed and controlled adequately by the management.

Follow-up for the implementation of action plans following an audit, is driven by the Internal Audit Manager. These action plans aim to mitigate the risks and address the issues noted in course of Internal Audit. The Internal Audit Manager followed up with the local management on a monthly basis about the implementation status. Local management was expected to update the status of implementation of action plans in the group managed audit management software (Bwise).

For reports graded ‘C’ or ‘D’ a follow-up audit is required and consequently planned by the Internal Audit Manager within 6 to 8 months of the initial audit. This occurred once during the relevant time period.36 The follow-up was conducted, and this audit showed improved results within the required grading range.

During 2016 and 2017, Tele2 KZ management focused its attention on the mitigation of risks marked by us as ‘high’. At end of 2016, overdue actions included three high risks. This was reduced to one high risk by the end of 2017 and no ‘high’ risks by the end of 2018.

We tracked the overall percentage of overdue actions by Tele2 KZ following internal audits performed by Tele2. During 2016, 26% of actions were overdue. This was attributed to the integration work that needed to be done following the merger of Tele2 and Altel. During 2017, additional emphasis was put on achieving the timely implementation of actions. Consequently, the percentage of overdue actions dropped to 7% for 2017 and 2018, which is below the threshold (10%) applied by Tele2.

This trend of reducing high risks and overdue actions confirms the commitment of local management to address and mitigate risks in an effective manner.

Control and Compliance Committee
A control and compliance committee was established in 2016 to ensure that Tele2 would be involved with relevant aspects of the business with regards to ethical conduct, and to enable Tele2 KZ to routinely engage with the executive management to reflect on strategies, execution and specific cases. The subjects that fell within the scope of the Committee included, but were not limited to:
-	internal controls over financial reporting and operations;
-	compliance with and enforcement of the code of conduct;
-	performing corporate responsibility programs;
-	legal and regulatory compliance;
-	data protection;
-	security and fraud;

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[36]	See the audits on VAS management performed by the local audit team in 2017 and 2018, as indicated in Annex II – Internal Audits Performed

-	risk management; and
-	internal audit.

The Committee was composed of members of the executive management and senior management of Tele2 and Tele2 KZ:

For Tele2	For Tele2 KZ
General Counsel	CEO
CFO	CFO
Director Internal Control	Chief Integration and Transformation Officer
EVP International Business	Head of Corporate Responsibility
CFO International Business	Head of Security
Director of Security	Head of Internal Control and Audit

During the meetings, other management representatives and experts within the company were requested to present on specific topics or to be present to take note of information that was discussed. The members of the Audit Committee of the Board of Directors of Tele2 were able to participate, if necessary. The meetings were planned twice per year in Kazakhstan and six meetings have taken place from 2016 to 2018. The meetings were recorded via minutes.

Two members of the Tele2 Board of Directors visited Kazakhstan in June 2017, to attend the Control and Compliance Committee meeting.

The Committee meetings considered the information and took actions as listed below:

2016
-	Follow up with management to recruiting a new Purchase Officer (including dialogues on ethical screening of candidates):
-	Dialogue on whistleblower cases and actions taken following those cases;
-	Requiring Tele2 KZ to have stricter targets to sign the Business Partner Code of Conduct with existing suppliers.

2017
-	Introduction of an escalation process with Tele2 legal on cases of suppliers not willing to sign the Business Partner Code of Conduct;
-	Securing more support for the Code of Conduct process from the joint venture partner by bringing this up with the Tele2 KZ Supervisory Board;
-	Exploring opportunities to stimulate more reporting of fraud incidents;
-	Updates provided by Tele2 Corporate Responsibility on the progress of ethics and compliance training for employees;
-	Follow up on the issuance of the Annual Corporate Responsibility Status Update Report.

2018
-	Creation of e-Learning modules for the Code of Conduct and tools to monitor their effectiveness;
-	Continued follow up on the ethics and compliance training and signing statistics for the Business Partner Code of Conduct.

‘Compliance therapy’

During our interviews, several respondents expressed their appreciation of the Control and Compliance Committee. Besides being an effective control measure, it has also acted as a forum where priority risks could be discussed, and actions could be decided. Moreover, the local management appreciated the Committee as a forum to receive valuable feedback on matters related to compliance.

Reporting Channels
Despite all actions taken towards developing an effective approach, it is impossible to categorically prevent wrongdoing from occurring in our businesses. Through available reporting channels, as well as through security checks, regular stock taking and internal audits, an average of two minor cases per month and one major case every two months are notified that subsequently lead to investigations by the Tele2 KZ security department.

Our employees are our eyes and ears, so they are required to report any wrongdoing, including both potential acts of corruption and any other type of wrongdoing, within the company. They can do so by approaching their managers, the Security Department or the CEO. In Kazakhstan the Corporate Responsibility Manager is also available to employees wishing to report any wrongdoing. Tele2 also operates an incident report system that can be used for making such reports.

Alternatively, Tele2 employees, or anyone involved with Tele2, can use the whistleblowing channel to report wrongdoing. Under this policy, employees can report potentially illegal or underhand practices, anonymously and confidentially. This process is governed by the chairwoman of the Tele2 Audit Committee.37

Offering employees and others several channels to report wrongdoing means that they have options to escalate issues and seek protection both locally and directly to Tele2. The protection that is offered by the Whistleblowing Policy applies irrespective of the channel that is used by the employee. Tele2 has put in place several instruments to protect whistleblowers that report in good faith:
-	Whistleblowers shall remain free from retaliation, which is specified in the Whistleblowing policy, and whistleblowers shall not be subject to unfair proceedings brought against them;
-	Whistleblowers can report anonymously, confidentially or openly, as per their own choice;
-	Obstructing whistleblowers from reporting wrongdoing is in breach with Tele2 policies and subject to disciplinary action.
-	For a complete view on the scope and extent of the protection offered, please see the Tele2 Whistleblowing Policy on Tele2.com.

Investigations
It is the task of the security departments to execute investigations into allegations of wrongdoing. The Tele2 KZ operation is headed by a Head of Security that was placed in the role by Tele2. The person currently in function was chosen based on his experience and proven qualifications, but also because their history with both Tele2 and Tele2 KZ was sufficiently limited to avoid any potential conflicts of interest.

To ensure and maintain a mature approach towards investigations, there is strong cooperation between the Tele2 Security Department and the Tele2 KZ Security Department. This ranges from strategic advice in how to setup and operate the department, to sharing of reporting channels and performing investigations together. While performing their investigations, the security function relies on their counterparts in the Legal Department for any assistance and they can, and are expected to, escalate matters to senior Tele2 KZ and Tele2 management subject to the seriousness of the issue.

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[37]
At the time of writing, the Nomination Committee has proposed changes to the composition of the Board of Directors, to be confirmed by the Annual General Meeting. See the press release on Tele2.com: https://www.tele2.com/media/press-releases/2019/tele2-the-nomination-committees-proposed-board-composition

In addition, the new Anti-Corruption Policy and the updated Whistleblowing Policy38 formalize the existing investigation process and enforce the mandate of the Tele2 Head of Compliance to be actively involved in investigations, when deemed necessary. However, it should be noted that while the new policies have been approved by the Leadership Team and the Board of Directors, the implementation of the new policies was still pending at the time of the drafting of this report. Hence, these policies were not in place for the majority of the timeframe covered by this report, but they represent a strengthening of the company’s investigative procedures.

Via our regular reporting channels (e.g. incident report system, internal audits, signals from employees other than via the whistleblowing channels), we have received indications of wrongdoing that required further investigating. These are the investigations we performed and the action that was taken:

Year	Cases	Context and Actions
2016	3
The misuse of credentials of an employee led to fraud with subscriber accounts. An employee was able to perform financial transactions without customers’ knowledge. The employee was dismissed for cause, and legal action was taken to recover the amounts lost.

It was discovered timely that there had been fraudulent use of the write-off process. The process was abused in an attempt to steal new equipment. The employee involved was dismissed for cause.

Finally, there was a case in which a prospective business partner tried to unduly influence an employee during a tender process. This information could not be confirmed, and no action was taken.

2017	1	An employee was bribed to hand over personal data and subscription information of customers. Once discovered, the person resigned.

2018	2
A fraudulent tender was discovered, that could have led to considerable losses, but the fraud was intercepted prior to completion. One employee conspiring with the prospective business partner was dismissed for cause.

A service that Tele2 KZ acquired from a business partner, and for which Tele2 KZ was charged, was never performed. The business partner was caught fabricating evidence of the performance of the service. One employee conspiring with the prospective business partner was dismissed and the business partner was barred from doing any further business with Tele2.

All cases listed above were escalated to Tele2 security for support, decision making and to inform Tele2 executive management. Furthermore, Tele2 has mentioned the cases for 2018 as a footnote in its annual sustainability reporting based on the Global Reporting Initiative framework. The relevant indicator, GRI 205-3, is amongst the most material sustainability disclosures for Tele2 and can therefore be found on page 25 of the 2018 Annual Report (rather than the 2018 Sustainability Report, which contains the majority of the GRI disclosures for Tele2). The report can be downloaded from Tele2.com.

We have also received reports via the whistleblowing channel, which have been investigated by the security teams of Tele2 or Tele2 KZ, or both, depending on the nature of the cases. These are the cases that we have encountered, and the action that we have taken:

____________________
[38]	See the relevant sections on The Anti-Corruption Policy and The Whistleblowing Policy above

Year	Period	Cases	Context and Actions
2016	Q1	None	n/a

	Q2	2
One anonymous case concerned a benefit of a manager being unduly granted to them. Investigation showed that the benefit was indeed in place and granted in accordance with company policy and approved by executive management. No action was taken.

One former employee complained that their dismissal lacked cause. The investigation showed that two legitimate individual causes contributed to the dismissal. No action was taken

	Q3	1
An external report was submitted which claimed hampering of certain business processes of Tele2 KZ due to inefficiencies since the start of the joint venture, as well as corruption and extortion committed by staff of one of the legal entities preceding the merger. The inefficiencies, which were due to increased bureaucracy, were known and addressed by efficiency measures. More information was requested regarding the allegations of corruption and extortion, but no further information was received. An internal assessment showed no findings that corroborated the allegations. No action was taken.

	Q4	1
An employee reported fraudulent expense reports made by another employee. An internal investigation corroborated the allegations. The damages were repaid by the employee and they were dismissed for cause.

2017	Q1	None	n/a

	Q2	None	n/a

	Q3	1	A person submitted an anonymous report accusing a Tele2 KZ manager of poor management, threats of dismissal and creating a culture of blaming. An investigation was conducted, but found no issues of significance. Nonetheless a plan to improve management and group dynamics was implemented and followed up on by the CEO and relevant members of the Tele2 executive leadership.

An employee who was previously dismissed for cause accused another employee of unethical behaviour. An investigation was performed, but no evidence supporting the allegations was found. No action was taken.

	Q4	3
An anonymous report was received regarding the conflict of interest by an employee procuring a service. An internal investigation regarding the situation was already underway and finalised shortly before receiving the report via the whistleblowing channel. The conflict of interest was established. Due to the conflict being minor, limited disciplinary action was taken against the employee. (See the case mentioned in the section Sanctions)

			One employee notified a diversity-related issue. An action plan was implemented by the CEO to improve communication and resolve the issue, which was accepted by the reporting employee.

Year	Period	Cases	Context and Actions
2018	Q1	2
One employee alleged that they were discriminated against after successive legitimate periods of absence. An investigation was conducted, which showed that the employee was offered a severance due to poor performance, two years prior to the report. After being illegitimately absent from work for more than a week, the employee was dismissed. The claims of discrimination were found to have no ground. No further action was taken.

			An anonymous report was submitted, warning that an external candidate for a senior position within Tele2 KZ was known to have committed acts of corruption. An investigation showed that the prospect had indeed been interviewed for the position, but that the process had already ended, and the position was fulfilled with an internal candidate instead.

	Q2	None	n/a

	Q3	2
A former employee made a report. They were dismissed due to criminal activities committed outside of Tele2 KZ. The employee was employed by another company, which subsequently asked for references with Tele2 KZ and the reason behind the termination of the employment with Tele2 KZ. The former employee was then fired from their new position, which led them to report via the whistleblowing channel. The Tele2 KZ CEO was informed, and no further action was taken.

An employee reported inappropriate behaviour by a manager. An internal investigation, supported by an external counsellor, resulted in limited disciplinary action.

	Q4	None	n/a

2019[39]	Q1	None	n/a

Security, and the need to know a lot about everything

During the interviews, it became clear that the Tele2 KZ security department identified three key areas where fraud and corruption were more likely to occur: commercial (sales), third-party construction and the leasing of land (for base stations).

To mitigate risks within the commercial organization, twenty topics were identified and a responsible person within the security organization was assigned to have particular focus on each topic. To increase the security department’s knowledge on issues related to construction and the leasing of land, specific experts with both anti-corruption and fraud expertise as well as the relevant technical background were employed. Nonetheless, Kazakhstan is a challenging environment and the security department continuously deals with different cases of fraud or conflicts of interest.

In one case, the security department was informed by members of the workforce about suspicions related to the expenses of a manager in one of the regions. An investigation conducted by the security department established that the manager had conspired with the provider of a service to list a higher price on the invoice than charged. The employee was dismissed for cause.

In another case, the security department was informed about a potential conflict of interest surrounding a recently closed agreement. The suspicions were confirmed by irregularities in the technicalities of the contractual setup, which did not match with the normal setup of such contracts. An investigation found that multiple agreements were concluded between an employee and a close relative. The scheme included the tampering with physical copies of the agreements to attempt to hide the family name, and the assumption of a different family name to avoid discovery. The local management as well as Tele2 were informed about the issue. The employee was dismissed, and the matter was reported to the authorities.

____________________
[39]	Information updated up to and including May 1, 2019.

Ex officio investigations
On 30 November 2016, it was made public that the ownership structure of Kazakhtelecom had changed: 3.4% of the shares were acquired by Alatau Capital Invest, owned by Kairat Satybaldyuly, a nephew of the then Kazakh President Nazarbayev. Tele2 had relevant aspects of the transaction investigated by an external party. The conclusion was that the transaction was made at a fair market value and was publicly disclosed.

From 1 October 2018, Kazakhtelecom’s listing on the Kazakhstan Stock Exchange showed that a change had occurred in its shareholding. This investigation showed that a decree was signed by the Prime Minister of Kazakhstan allowing the disposal of the shares held in Kazakhtelecom by Sobrio Limited, whose UBO was Alexander Klebanov. Skyline Investment Company, an entity set up in May 2018 in Luxembourg, replaced Sobrio as the holder of 24,95% of common shares and 22.1% of total shares. Subsequently, Sobrio’s board representative was replaced by a Skyline representative, Abai Abimov. Abimov declared to Tele2 that Kairat Satybaldy is its beneficial owner, which was confirmed independently by the investigation.

Sanctions
Our Code of Conduct provides that if any employee (including executive management and Board members) acts in breach of the rules and principles, we will take appropriate steps in accordance with the procedures in place for a fair disciplinary action. This action may, in cases of severe breaches, include dismissal.

During the relevant time period, in total four cases of alleged misconduct were investigated following reports received via the Whistleblowing channel. In combination with the investigations initiated based on other reports, approximately 80% of all investigated cases led to sanctions. During the tenure of the current Head of Security, two people in the Tele2 KZ CEO-2 layer, and three people within the Tele2 KZ CEO-3 layer have been dismissed for cause. During the relevant time period, one direct report to the Tele2 KZ CEO was dismissed for cause following an investigation into misconduct.

Proportionate disciplinary action for wrongdoing

Even though Tele2 and Tele2 KZ apply a zero-tolerance policy, not all wrongdoing immediately leads to the dismissal of employees. It is important that the reaction by the company is proportionate to the seriousness of the offence and the risks to Tele2.

During our interviews, several anecdotes were offered about suppliers being chosen despite a conflict of interest. In one case, an employee contracted a company owned by a family member without notifying the regional manager about the conflict of interest. The case was investigated. While the existence of a clear conflict of interest was established, it was also found that the transaction was made at fair value. Consequently, both the employee and their responsible manager received warnings and their eligibility for a bonus pay-out was revoked for the year. The contract with the business partner was discontinued and the contract was awarded to a different company.

To avoid further occurrences, a new routine for the relevant business unit was established. For all contracts, regardless of value, managers must provide three prospects to the Head of Sales and before a decision is taken the security department may become involved at their own discretion.

Privacy, Data Protection and Integrity in Kazakhstan
Tele2 has identified differences in respect to privacy and integrity when comparing Kazakhstan to other countries in which it operates. The ability for the government to have broad access to telecommunications content and metadata, the ability to listen in on individuals’ conversations, and to give orders for network shutdowns have been high on Tele2’s risk agenda. These aspects of operating in Kazakhstan are a risk to Tele2’s customers’ fundamental rights of privacy and data protection and it creates a structural relationship between the Tele2 KZ operation and the Kazakhstan government.

We have tried to find an appropriate balance in handling these challenges. On the one hand, we commit ourselves to operating in a way that protects the legitimate interests of our customers, because we believe our customers can expect this from us. On the other hand, however, there is often no choice other than being in compliance with standing legal requirements and orders received, because we cannot effectively operate while breaking the law.

Our approach has been to keep an open dialogue with the government and to be firm and clear about our concerns regarding the privacy and integrity of customers. We have advocated for changes to legislation that would serve the legitimate interests on both sides. Tele2 has been actively involved in the efforts made by Tele2 KZ. Tele2 executives have participated alongside Tele2 KZ executives and employees in the dialogues with the Kazakh government.

Processing and protecting of personal data
Due to the nature of the services Tele2 KZ provides, it processes personal data. Processing of personal data in Kazakhstan is subject to local legislation. Tele2 KZ has an Information Security Policy which includes requirements for the processing of personal data. In the policy, key aspects of privacy and data protection are set out for the organization, to ensure compliance with local laws and regulations.

Tele2 KZ works carefully to protect the personal data of its customers and its employees. Only authorized Tele2 KZ employees have access to personal data and only to the extent that it is necessary for the performance of their duties Tele2 KZ has information security procedures in place for this purpose. Tele2 KZ employees authorized to access personal data sign a non-disclosure agreement. Personal data is stored no longer than two years after being processed and is destroyed at the end of that period. Tele2 KZ only shares personal data with third parties (e.g. subcontractors) if that is necessary to deliver the service or complete a transaction. No personal data is sold to third parties.

Privacy and integrity are part of the initial training that employees receive when they start working for Tele2 KZ. This training was externally developed by UK-based firm Verisk Maplecroft. For the right to privacy module, the central theme is how a company operating in Central Asia can work in legal and ethical manner in the context of widespread government surveillance.

SORM and data retention
Tele2 KZ complies with all applicable laws governing security, legal interception and legal customer data retention. Where customer integrity and safety are at risk, the company makes a judgment on protecting the interests of its customers within the legal and ethical boundaries that are in place.

Tele2 together with Tele2 KZ have continued in their efforts to engage in a dialogue with the Government of Kazakhstan to find ways for concerns on issues of privacy and integrity to be addressed. Tele2 and Tele2 KZ have initiated several meetings with representatives of the Kazakh government.  Executive managers from both Tele2 and Tele2 KZ have regularly been present at those meetings. During those meetings, issues of privacy and integrity in the context of mobile communication and internet access services were discussed.

We conveyed our views on the subject to members of the government. For example, we took a stance against a law that was proposed in 2017 that would require operators to register IMEI numbers in a database. The database is planned to have personal information regarding end-users and the use of hardware and mobile communications services. In our view, a separate database managed by the government is not effective in preventing the theft of mobile devices and can have implications for the privacy of customers if law enforcement can access the database at will.

We voiced its concerns with the responsible minister, the Vice Prime Minister, members of the national security committee of the Parliament, bilaterally with members of the Parliament and through the media. Tele2 KZ also gave its opinion on the draft laws on communication and informatization. By doing so, Tele2 has been able to promote the dialogue on privacy and integrity.

In accordance with these discussions, Tele2 KZ started preparations to publish the number and nature of requests it receives from law enforcement to disclose historical (meta)data on customers’ usage of telecommunications services. In preparation for publication, Tele2 KZ gathered all the data during 2018, but was not allowed publish the data. Unfortunately, the publication of this data was disallowed by the government.

Additionally, Tele2 KZ started a dialogue with the Prosecutor General’s office and asked it to disclose information about the use of the SORM system in Kazakhstan. The SORM system is a system used by the KZ authorities for legal intercepts. Law enforcement authorities can use the SORM system provided they have the appropriate warrant from the Public Prosecutor. However, it was not possible for Tele2 KZ to know how often the SORM system was used and whether the required warrant had been obtained.

Tele2 believes that more transparency in this area is required. Having had three more meetings with representatives of the Public Prosecutor, it became clear that this dialogue was not going to lead to the meaningful level of transparency that we desired, and it was decided to pursue other ways to achieve this objective.

Network shutdown
In Kazakhstan, there is legislation in place that allows the government to order shutdowns of mobile communications networks. The ability to shut down networks was introduced in response to terrorist activities within Kazakhstan. Tele2 is against this type of intervention, as it has a negative effect on the fundamental human rights of our customers, most notably the freedom of expression and the freedom of assembly.

Tele2 KZ participated in the working group in the Parliament, prior to the adoption of the law. We voiced our strong objections against the implementation of network shutdowns. While our arguments were heard, the Parliament considered that the arguments for effectively addressing the threat to national security should prevail. We disagree that this instrument is an effective and proportionate remedy against these threats.

Nonetheless, the reality is that legislation is in place in Kazakhstan that grants the government the power to order network shutdowns. Despite our ethical and moral objections to the instrument, the law puts this requirement upon us. Once an order which is in accordance with the legislation is given, refusing to execute the order would be in breach of the law, would likely provoke an enforcement response from the government, and it would shut down any possibility for dialogue. Therefore, Tele2 reluctantly complied with the orders when they were given.

After the first shutdown, Tele2 KZ called upon the government to introduce clear procedures, in order to avoid abusive and erroneous use of the instrument. These procedures were put in place. In 2018, a significant increase in network shutdowns occurred. In Tele2’s opinion, the instrument was used in cases where it was not strictly necessary, something we made clear to the responsible agency. They acknowledged that the shutdowns had been put in place too easily, and that this would be avoided in the future.

The following shutdowns took place during the relevant time period:

Year	Number of shutdowns	Nature of shutdowns
2016	2	- Shutdown of data transmission at city level for three days - Shutdown of all services at one location for three hours - Both as part of an anti-terrorism operation
2017	1	- Shutdown of data transmission during one night at district level, due to a conflict between ethnic groups
2018	7	- Consecutive shutdowns for several hours during a period of two weeks as part of an anti-terrorism operation in prisons
2019[40]	1	- Shutdown of at city level during a political demonstration.

____________________
[40]	Information updated up to and including May 1, 2019.

Annex I – Benchmark on Anti-Corruption based on Transparency International’s Reporting on Anti-Corruption Programmes

Question / Benchmark	Answer
Does the company have a publicly stated commitment to anti-corruption?	●
Does the company publicly commit to be in compliance with all relevant laws, including anti-corruption laws?	●
Tele2 KZ has uploaded the Tele2 CoC onto its corporate website to ensure transparency in its CR commitments and its zero-tolerance policy towards corruption. The CR page of the website mentions that the company is a law-abiding organization that respects and operates in accordance with the governing laws of the Republic of Kazakhstan.

Question / Benchmark	Answer
Does the company leadership (senior member of management or board) demonstrate support for anti-corruption?	●
The Leadership Team of Tele2 KZ demonstrates support for anti-corruption through company-wide messages stressing the importance of anti-corruption and CR initiatives, as well as through conducting anti-corruption training for all company employees. At each training session for managers, the CEO of the company gives a welcome speech to the attendees. Also, two board members of Tele2 AB visited Kazakhstan in June 2017 to attend the Control and Compliance Committee meeting during which the enforcement of the Tele2 CoC is a recurring agenda item.

Question / Benchmark	Answer
Does the company’s code of conduct/anti-corruption policy explicitly apply to all employees and directors?	●
Does the company’s anti-corruption policy explicitly apply to persons who are not employees but who are authorised to act on behalf of the company or represent it (for example: agents, advisers, representatives or intermediaries)?
●
The Tele2 CoC and the anti-corruption provisions explicitly apply to all employees of Tele2 KZ, including the Management Board and the Board of Directors, as well as to Tele2 KZ’s affiliates. When appointed, all employees and Directors read and sign the Tele2 CoC. All employees also read and sign the CoC on an annual basis. In a similar manner, agents, representatives or persons acting on behalf of Tele2 KZ also read and sign the Tele2 CoC, thereby committing themselves to comply with its anti-corruption provisions.

Question / Benchmark	Answer
Does the company’s anti-corruption programme apply to non-controlled persons or entities that provide goods or services under contract (for example: contractors, subcontractors, suppliers)?	●

The Tele2 CoC also applies to all suppliers and business partners that enter into a contract with Tele2 KZ. All suppliers to Tele2 KZ are asked to sign the Tele2 Business Partner Code of Conduct, which obligates them to comply with anti-corruption provisions of the CoC.[41]

Question / Benchmark	Answer
Does the company have in place an anti-corruption training programme for its employees and directors?	●
The company has an anti-corruption training in place for all employees and directors. The goal of anti- corruption training is to deter corrupt practices in the organization.
Question / Benchmark	Answer
Does the company have a policy on gifts, hospitality and expenses?	●
The Tele2 CoC provides that no gifts, expenses or hospitality should be received or given unless ‘it can be constituted as being within the boundaries of accepted business practices. The code explicitly determines that the monetary value of a gift or benefit cannot exceed €50 and cannot be made consecutively. Moreover, the CoC goes on to conclude that the local law governing the giving and receipt of a gift or benefit must prevail, if it is stricter than the code.

Question / Benchmark	Answer
Is there a policy that explicitly prohibits facilitation payments?	●
In Kazakhstan, facilitation payments are equated to bribery, which encompasses bribe-giving and bribe-taking. The Tele2 CoC explicitly prohibits any form of bribery and requires employees and suppliers to follow local anti-corruption laws. Therefore, facilitation payments are prohibited under the Tele2 CoC within the context of Kazakhstan.

Question / Benchmark	Answer
Does the programme enable employees and others to raise concerns and report violations (of the programme) without risk of reprisal?	●
Does the company provide a channel through which employees can report suspected breaches of anticorruption policies, and does the channel allow for confidential and/or anonymous reporting (whistleblowing)?
●
Employees are obliged to report corrupt acts within the company and can do so to their managers, the Security Department or the CEO.
As an alternative reporting channel, Tele2 KZ has implemented the Tele2 whistle blower policy. Under this policy, employees can report about potentially illegal or underhand practices, both anonymously and in person. Whistleblower reports are received by Carla Smits-Nusteling, chairwoman of the Tele2 Audit Committee. As a third option, the CR Manager is also available to employees if they wish to report any wrongdoing.

____________________
[41]
The threshold for business partners having to sign the Business Partner Code of Conduct in the entire Tele2 footprint is set at (the equivalent of) 1 million SEK per year, meaning that each external party doing business with Tele2 for an annual value exceeding 1.000.000 SEK will be required to sign Tele2’s CoC. Parties that can be exempted from signing are i) Governmental parties, Public Authorities and Public Institutions; ii) Fortune 500 Companies; iii) Site lease partners and iv) Interconnect/roaming partners.

Question / Benchmark	Answer
Does the company carry out regular monitoring of its anti-corruption programme to review the programme’s suitability, adequacy and effectiveness, and implement improvements as appropriate?	●
Tele2 KZ has developed an anti-corruption program which includes the commitment of employees and management to the Tele2 CoC, mandatory anti-corruption training, and a procurement policy. The program is based on local applicable laws and international standards for countering corruption. The adequacy and effectiveness of these efforts are monitored through internal and external audits. The company will continue to raise awareness of anti-corruption amongst its employees and business partners, implement measures to prevent and fight corruption, and revisit ideas to improve its efforts when necessary.

Question / Benchmark	Answer
Does the company have a policy on political contributions that either prohibits such contributions or, if it does not, requires such contributions to be publicly disclosed?	●
The Tele2 CoC states that Tele2 observes neutrality regarding political parties and candidates and abides by the applicable international treaties and national legislation on lobbying activities. Tele2 KZ does not support any political party and makes no political contributions.

Annex II – Internal Audits Performed

Internal Audits performed by the local Tele2 KZ
2016
Topic	Scope		Final Date	Grade	Person Days spent	Nr. of processes audited
Network Management (Altel)
Review of base station construction process
Procedures for equipment issuance and acceptance at Base Stations
Review of electricity capabilities at Base Stations Procedure for preventive maintenance
Review on compliance to the policy on stock levels for spares / consistency review over dimensioning of spares Review of procedure for monitoring of optical transmission quality
Review of speech quality / thresholds for network monitoring
KPI Benchmarking process review
Review of network incident & change management procedure
Review over physical security at sites
User access management process review
Review of compliance to the IT policy
Network Redundancy procedures
Review of revenue sharing for WLL project
			2016- 09-02	C	100	1

Financial Reporting and Asset Management (Altel)		Review of Altel’s financial reporting compliance with Tele2 Group financial manual Review of Altel’s financial reporting accuracy Review of Altel’s financial reporting transformation process to Tele2 standards Review of Altel’s financial reporting migration process accuracy from Navision to 1C system/Cognos Review of warehouse management process	2016- 09-08	B	100	2

2017
Topic	Scope		Final Date	Grade	Man-days spent	Nr. of processes audited
Marketing		Completeness in service delivery	2017- 04-12	B	84	1

Procurement		Procurement	2017- 05-12	B	84	1

VAS management		Contract management Pricing Invoicing Legal issues related to VAS contracts.	2017- 06-26	C	84	1

Regional audit Taraz		Sales business Network management Asset management	2017- 10-03	A-B	66	3

Regional audit Karaganda		Sales business Network management Asset management	2017- 11-11	B	66	3

Regional audit Shymkent		Sales business Network management Asset management	2017- 12-28	A-B	66	3

Regional audit Astana		Sales business Network management Asset management	2017- 12-28	A-B	66	3

Network		Network Integration	2017- 12-28	A	84	1

2018
Topic	Scope		Final Date	Grade	Man-days spent	Nr. of processes audited
VAS management		Tariffs Partners New products	2018- 04-20	B	74	1

Regional audit Almaty		Sales business Sales residential Network management Asset management	2018- 07-20	A-B	74	3

Regional audit Pavlodar		Sales business Sales residential Network management Asset management	2018- 07-20	A	74	3

Product lifecycle		Development Realization Follow-up Retirement	2018- 10-02	B	74	1

Regional audit Kostanay		Sales business Sales residential Network management Asset management	2018- 12-19	A-B	74	3

Regional audit Oskemen		Sales business Sales residential Network management Asset management	2018- 12-19	A-B	74	3

Network management		Incidents Availability Problems Continuity	2018- 12-28	A-B	74	1

2019
Topic	Scope		Final Date	Grade	Man-days spent	Nr. of processes audited
Rollout management		Planning Building Acceptance	2019- 01-09	B	74	1

Internal Audits performed by Tele2
2016
Topic	Scope		Final Date	Grade	Man-days spent	Nr. of processes audited
Network Management
Network Rollout:
Review of network rollout budgeting, business case approval and monitoring.
Review of efficiency in network planning
Review for delays in construction of new base stations
Review of accuracy in rollout reporting
Review of site lease, legalisation, regulatory and acceptance procedures
Network Preventive Maintenance:
Review of network preventive maintenance plan coverage
Review of preventive maintenance for core network elements Network KPI Monitoring:
Review of accuracy in network monitoring and KPI reporting
Alarm Management, Resolution and Change Management:
Review of alarm occurrence, escalation and resolution handling process
Review of alarm level severity and SLA’s relating to each severity.
Review of the overall change management process
			2016- 08-31	B	91[42]	1

___________________
[42]	Total for 2016 accross all topics

Sales and Sales Channel Management (Tele2 and Altel)
Sales channel management procedures
Evaluation of effectiveness of changes across sales channels
Dealer/distributor development, evaluation and quality measurement procedures
Control over commission, salary and incentives payments
Calculation and reporting of KPIs per channel such as customer acquisition cost, ASPU, gross intake quality analysis (revenue and churn), subscriber registration analysis
Mystery shopping and related procedures
Churn management procedures and incorrect subscriber reporting
	2016- 12-20	B

Asset Management (Tele2)
Financial reporting (Group Financial Manual compliance) Capitalization of base stations
Procedure for treatment of civil work, equipment and other cost components
Procedures for monitoring over IP utilization
Approval procedure for IPs
Long pending adjustment for CWIP
Process to identify and create provisions for slow moving assets
	2016- 12-20	B

Financial Reporting (Tele2)
Compliance with Group Financial Manual including review of Cognos reporting and Group Treasury policy
Process for approval and authorization of invoices, payments, write-offs
Accruals process, adequacy of supporting/ business rationale
Accounts Receivables
Management, old receivables, inadequate reconciliation of receivables between accounting system and billing system
Controls over supplier master creation, bank accounts used for vendors, absence of check over fraudulent invoices
	2016- 12-20	A

Information Systems Management (Tele2 & Altel)		Systems catalogue Identity and access management Log management Alarm, incident and problem management Change management and maintenance Backup and restoration testing and systems availability	2016- 12-30	A

2017
Topic	Scope		Final Date	Grade	Man-days spent	Number of processes audited
Supply Chain Management		Non-compliance with Group Procurement policy Inadequate vendor selection process Absence of vendor contract management including availability, approval, validity, terms of contracts Purchase order process for creation, approval Weaknesses in controls over warehousing (network and non-network) including procedures for storage, physical verification, stock systems and their link with accounting system Invoice payment processing process Expense accrual and provisioning Information Technology General Controls (ITGC) for 1C systems	2017- 07- 04	A	134[43]	1

Marketing Management		Process of supplier selection and effectiveness of controls over marketing costs Contracts with suppliers ATL production process and corresponding controls Efficiency and adequacy of marketing mix strategy Process of receiving marketing services and controls over quality of services received Marketing effectiveness study Monitoring of BTL activities and results Marketing KPIs – monitoring and review Reporting of marketing costs	2017- 07- 04	A		1

___________________
[43]	Total for 2017 accross all topics

Billing (Prepaid and Post-paid)
Review and analysis of key reconciliations between network elements (trend of unprocessed calls, subscriber reconciliations, errors due to incorrect filtration rules in mediation).
Change Management Procedures. Invoice run procedures, review of sample invoices and dispatch of invoices.
Alignment of destination codes in billing systems with interconnect price tables.
Provisioning of subscribers and rating.
Subscribers adjustment procedures.
Review of unused price plans.
Interconnect
Review of Accounts Receivable and Payables reconciliation and settlements with interconnect partners.
Review of implementation and performance of local revenue assurance procedures.
Compliance with the Group IT Policy for billing systems with regard to user access management.
Deferred revenue reconciliations.
		2017- 07-10	A	1
Customer Operations Management	Forecasting Process: Validation of all core components, procedure and timelines Scheduling Process: Target setting and evaluation process Operational cost follow-up: Process of operational efficiency management and calculation, utilization, occupancy, actual minute cost and development over time Transactional Quality: Process for management of quality a transactional level, scoring sheet, feedback to agents Root cause: Data driven root cause process, targets for process improvements and targets for self-service	2017- 08- 07	B	1

Human Resource Management	Review of organizational structure Recruitment process Compensation and Benefit process including reporting aspects Adequacy of data input into the payroll systems Correctness of payroll computation; segregation of duties Control over overtime reporting and payments Process for termination of employment; feedback process Headcount reporting process/periodic dashboard review ITGC controls for the related HR systems Audit trail review over changes to HR master	2017- 08- 07	A	1

Asset Management	Financial reporting (Group Financial Manual compliance) Review of Fixed asset register and capitalization Reconciliation Controls for FAR and Capital Work in Progress (CWIP) Year-end inventory valuation procedure Procedures for monitoring over IP utilization Approval procedure for IPs Long pending adjustment for CWIP Process to identify and create provisions for slow moving inventory Scrapping process Physical verification process Follow-up on previous audit issues	2017- 12-20	A	1

Financial Reporting	Compliance with Group Financial Manual including review of Cognos reporting, Balance sheet and P&L account reconciliations. Treasury and bank management/reconciliation process Accruals process, adequacy of supporting/business rationale and accrual ageing Accounts Payables/Accounts Receivables/Provisions system Revenue Reconciliation (Billing and Accounting) Credit Control Process Suppliers Payment review/Approval matrix Subscriber number reporting Follow-up on previous audit issues	2017- 12-20	A	1

Sales and Sales Channel Management		Overall sales channel evaluation process (all channels) KPIs calculation, reporting and actions taken. Dealer development, evaluation and quality measurement procedures Dealer KPIs and performance management Dealer incentive Control over computation of commission paid to distributors/ dealers Credit limit/period for distributors Profitability/efficiency analysis Review and approval process for invoices received from the agencies (distributors/dealers) Shops Employees, recruitment and resignation/ termination during the year Follow-up of previous audit findings”	2017- 12-22	B		1

Information Systems Management		1C DocFlow DWH/SORM DB UpSales DealerToolPlus NCP TCPM	2017- 12-22	A		1

2018
Topic	Scope		Final Date	Grade	Man-days spent	Nr. of processes audited
Supply Chain Management		Reviewed the following areas for the Vendor selection and evaluation during our field work. Process of raising tenders for vendor selection Process of periodic evaluation of vendor performance and contracts Contract Management for vendor contracts Vendor selection and management process	2018- 07-16	B	88[44]	1

___________________
[44]	Total for 2018 across all topics

Network management	Acquisition procedures Payment process Excessive site rent costs Preventive maintenance plan: existence, completeness, execution and acceptance Controls in place for maintenance costs Test cases/ scenarios and acceptance criteria and execution Site acceptance from vendor Sign-off documents Coordination btw Network and Accounting teams with respect to network costs and assets (capitalization, dismantling, upgrades, accruals)	2018- 08- 09	B	1

Sales Channel Management	Sales channel set up policies and procedures Sales channel selection and on-boarding Contract management Channel partner on-boarding Lead management procedures Commission pay-outs to channel partners Quality of customer acquisitions Credit monitoring Performance monitoring of channel partners Channel partner exit management Demand forecasting and product ordering (MBB) ITGC controls Online channel setup Telemarketing process	2018- 12-10	B	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel

2